Exhibit 99.1

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

The financial information in this Form 6-K concerning TOTAL S.A. and its subsidiaries and affiliates (collectively, “TOTAL” or the “Group”) with respect to the third quarter of 2017 and nine months ended September 30, 2017, has been derived from TOTAL’s unaudited consolidated financial statements for the third quarter of 2017 and nine months ended September 30, 2017 included in this exhibit. The following discussion should be read in conjunction with the aforementioned financial statements and with the information, including TOTAL’s audited consolidated financial statements and related notes, provided in TOTAL’s Annual Report on Form 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on March 17, 2017.

A.	KEY FIGURES

3Q17	2Q17	3Q16	3Q17 vs 3Q16	in millions of dollars except earnings per share and number of shares	9M17	9M16	9M17 vs 9M16
43,044	39,915	37,412	+15%	Non-Group sales	124,142	107,468	+16%
				Adjusted net operating income from business segments(a)
1,439	1,359	781	+84%	• Exploration & Production	4,180	2,210	+89%
97	95	191	-49%	• Gas, Renewables & Power(b)	253	307	-18%
1,020	861	916	+11%	• Refining & Chemicals	2,904	3,064	-5%
506	433	444	+14%	• Marketing & Services	1,240	1,153	+8%
500	310	531	-6%	Equity in net income (loss) of affiliates	1,358	1,805	-25%
1.06	0.79	0.79	+34%	Fully-diluted earnings per share ($)	2.98	2.32	+28%
2,505	2,485	2,404	+4%	Fully-diluted weighted-average shares (millions)	2,480	2,375	+4%
2,724	2,037	1,954	+39%	Net income (Group share)	7,610	5,648	+35%
3,910	4,205	5,201	-25%	Investments(c)	11,793	14,675	-20%
539	360	192	x2.8	Divestments(d)	3,797	1,950	+95%
3,373	3,845	5,116	-34%	Net investments(e)	7,998	12,829	-38%
3,060	3,949	4,082	-25%	Organic investments(f)	9,953	12,756	-22%
542	52	74	x7.3	Resource acquisitions	607	129	x4.7
4,363	4,640	4,740	-8%	Cash flow from operations	13,704	9,503	+44%
(1,057)	(268)	265	n/a	•Includes (increase)/decrease in working capital(g)	(1,379)	(3,032)	+55%

(a)	Adjusted results are defined as income using replacement cost, adjusted for special items, excluding the impact of changes for fair value. See “Analysis of business segment results” below for further details.
(b)	The new Gas, Renewables & Power segment reflects the Group’s ambition in low-carbon energies. It encompasses downstream Gas activities previously integrated in the Upstream (now Exploration & Production) segment, New Energies activities (excluding biotechnologies) previously integrated in the Marketing & Services segment and a new Innovation & Energy Efficiency division. Certain financial information for the Exploration & Production, Refining & Chemicals (which includes a new Biofuels division) and Marketing & Services segments have been restated accordingly. Certain 2015 and 2016 restated historical data is set forth in Exhibit 99.2 of TOTAL’s Form 6-K filed with the SEC on April 28, 2017.
(c)	Including acquisitions and increases in non-current loans.
(d)	Including divestments and reimbursements of non-current loans.
(e)	“Net investments” = gross investments – divestments – repayment of non-current loans – other operations with non-controlling interests.
(f)	“Organic investments” = net investments excluding acquisitions, asset sales and other operations with non-controlling interests. See page 11 of this exhibit.
(g)	The change in working capital as determined using the replacement cost method was $(796) million in 3Q17, $(694) million in 2Q17, $218 million in 3Q16, $(1,476) million in 9M17 and $(2,727) million in 9M16. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”. See also “C. Group results — Cash flow”.

B.	ANALYSIS OF BUSINESS SEGMENT RESULTS

The financial information for each business segment is reported on the same basis as that used internally by the chief operating decision-maker in assessing segment performance and the allocation of segment resources. Due to their particular nature or significance, certain transactions qualifying as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. In certain instances, certain transactions such as restructuring costs or asset disposals, which are not considered to be representative of the normal course of business, may qualify as special items although they may have occurred in prior years or are likely to recur in following years.

In accordance with IAS 2, the Group values inventories of petroleum products in its financial statements according to the First-In, First-Out (FIFO) method and other inventories using the weighted-average cost method. Under the FIFO method, the cost of inventory is based on the historic cost of acquisition or manufacture rather than the current replacement cost. In volatile energy markets, this can have a significant distorting effect on the reported income. Accordingly, the adjusted

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results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method in order to facilitate the comparability of the Group’s results with those of its competitors and to help illustrate the operating performance of these segments excluding the impact of oil price changes on the replacement of inventories. In the replacement cost method, which approximates the Last-In, First-Out (LIFO) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end price differential between one period and another or the average prices of the period. The inventory valuation effect is the difference between the results under the FIFO and replacement cost methods.

The effect of changes in fair value presented as an adjustment item reflects, for trading inventories and storage contracts, differences between internal measures of performance used by TOTAL’s management and the accounting for these transactions under IFRS, which requires that trading inventories be recorded at their fair value using period-end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories recorded at their fair value based on forward prices. Furthermore, TOTAL, in its trading activities, enters into storage contracts, the future effects of which are recorded at fair value in the Group’s internal economic performance. IFRS, by requiring accounting for storage contracts on an accrual basis, precludes recognition of this fair value effect.

The adjusted business segment results (adjusted operating income and adjusted net operating income) are defined as replacement cost results, adjusted for special items, excluding the effect of changes in fair value. For further information on the adjustments affecting operating income on a segment-by-segment basis, and for a reconciliation of segment figures to figures reported in TOTAL’s interim consolidated financial statements, see pages 22-29 and 39-48 of this exhibit.

The Group measures performance at the segment level on the basis of adjusted net operating income. Net operating income comprises operating income of the relevant segment after deducting the amortization and the depreciation of intangible assets other than leasehold rights, translation adjustments and gains or losses on the sale of assets, as well as all other income and expenses related to capital employed (dividends from non-consolidated companies, income from equity affiliates and capitalized interest expenses) and after income taxes applicable to the above. The income and expenses not included in net operating income that are included in net income are interest expenses related to long-term liabilities net of interest earned on cash and cash equivalents, after applicable income taxes (net cost of net debt and non-controlling interests). Adjusted net operating income excludes the effect of the adjustments (special items and the inventory valuation effect) described above.

B.1.	Exploration & Production segment

Environment — liquids and gas price realizations(a)

3Q17	2Q17	3Q16	3Q17 vs 3Q16	hydrocarbon production	9M17	9M16	9M17 vs 9M16
52.1	49.6	45.9	+14%	Brent ($/b)	51.8	41.9	+24%
48.9	45.1	41.4	+18%	Average liquids price ($/b)	47.7	38.4	+24%
4.05	3.93	3.45	+17%	Average gas price ($/Mbtu)	4.03	3.45	+17%
38.2	35.5	32.4	+18%	Average hydrocarbons price ($/boe)	37.2	30.6	+22%

(a)	Consolidated subsidiaries, excluding fixed margins.

Production

3Q17	2Q17	3Q16	3Q17 vs 3Q16	hydrocarbon production	9M17	9M16	9M17 vs 9M16
2,581	2,500	2,443	+6%	Combined production (kboe/d)	2,550	2,449	+4%
1,392	1,298	1,290	+8%	• Liquids (kb/d)	1,331	1,276	+4%
6,247	6,500	6,286	+2%	• Gas (Mcf/d)	6,605	6,397	+3%
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Hydrocarbon production was 2,581 thousand barrels of oil equivalent per day (kboe/d) in the third quarter of 2017, an increase of close to 6% compared to the third quarter of 2016, due to the following:

•	+6% due to project ramp ups, notably Kashagan, Moho Nord, Surmont, Incahuasi, Angola LNG and Edradour-Glenlivet;

•	+4% portfolio effect, mainly due to taking over the concession for the giant Al-Shaheen oil field in Qatar and acquiring an additional 75% interest in the Barnett shale in the United States, partially offset by the exit from the southern sector of the Republic of the Congo;

•	+1% related to improved security conditions in Libya and Nigeria; and

•	-5% due to natural field decline, maintenance activity, the PSC price effect(1) and OPEC quotas.

In the first nine months of 2017, hydrocarbon production was 2,550 kboe/d, an increase of more than 4% compared to the first nine months of 2016, due to the following:

•	+5% due to new project ramp ups, notably Kashagan, Moho Nord, Incahuasi, Surmont and Angola LNG;

•	+2% portfolio effect, mainly due to the acquisition of an additional 75% interest in the Barnett shale in the United States and the entry into the Al-Shaheen concession in Qatar, partially offset by the exit from the southern sector of the Republic of the Congo and asset sales in Russia and Norway;

•	+1% related to improved security conditions in Libya and Nigeria; and

•	-4% due to natural field decline, the PSC price effect and OPEC quotas.

Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	in millions of dollars	9M17	9M16	9M17 vs 9M16
2,121	2,068	1,852	+15%	Non-Group sales	6,292	5,563	+13%
1,606	1,295	714	x2.2	Operating income	2,797	369	x7.6
521	487	180	x2.9	Equity in income (loss) of affiliates and other items	1,198	1,350	-11%
42.8%	36.2%	30.5%		Effective tax rate(a)	40.5%	13.3%
(745)	(512)	(61)	x12.2	Tax on net operating income	(1,696)	454	n/a
1,382	1,270	833	+66%	Net operating income	2,299	2,173	+6%
57	89	(52)	n/a	Adjustments affecting net operating income	1,881	37	x50.8
1,439	1,359	781	+84%	Adjusted net operating income(b)	4,180	2,210	+89%
435	373	241	+80%	• Including income from equity affiliates	1,123	934	+20%
3,228	3,448	3,484	-7%	Investments	9,312	11,252	-17%
339	132	105	x3.2	Divestments	584	1,369	-57%
2,388	3,296	3,355	-29%	Organic investments	8,189	10,760	-24%
2,633	2,504	2,275	+15%	Cash flow from operations	7,633	4,971	+54%

(a)	“Effective tax rate” = tax on adjusted net operating income / (adjusted net operating income – income from equity affiliates – dividends received from investments – impairment of goodwill + tax on adjusted net operating income).
(b)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

The Exploration & Production segment’s adjusted net operating income was:

•	$1,439 million in the third quarter of 2017, an increase of 84% compared to the third quarter of 2016, notably due to production growth, cost reductions and an increase in oil and gas prices; and

•	$4,180 million in the first nine months of 2017, an increase of 89% compared to the first nine months of 2016, for the same reasons above.

Adjusted net operating income for the Exploration & Production segment excludes special items. In the third quarter of 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $57 million compared to a negative impact of $52 million in the third quarter of 2016.

(1)	The “price effect” refers to the impact of changing hydrocarbon prices on entitlement volumes from production sharing and buyback contracts. For example, as the price of oil or gas increases above certain pre-determined levels, TOTAL’s share of production normally decreases.
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The segment’s cash flow from operating activities was $2,633 million in the third quarter of 2017, an increase of 15% compared to $2,275 million in the third quarter of 2016. Operating cash flow in the third quarter of 2017 excluding the change in working capital at replacement cost of $(564) million ($(493) million in the third quarter of 2016) was $3,197 million(1), an increase of 15% compared to $2,768 million in the third quarter of 2016, notably due to increases in production and hydrocarbon prices.

In the first nine months of 2017, the segment’s cash flow from operating activities was $7,633 million, an increase of 54% compared to $4,971 million in the first nine months of 2016. Operating cash flow in the first nine months of 2017 excluding the change in working capital at replacement cost of $(1,843) million ($(1,870) million in the first nine months of 2016) was $9,476 million, an increase of 39% compared to $6,841 million in the first nine months of 2016. This increase of 39% compares to an increase of 24% for Brent, notably due to production ramp-ups on major projects started up since 2016, including Kashagan and Moho Nord, and to operating cost reductions.

B.2.	Gas, Renewables & Power segment

Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	in millions of dollars	9M17	9M16	9M17 vs 9M16
2,903	2,671	2,510	+16%	Non-Group sales	8,771	6,449	+36%
21	48	(7)	n/a	Operating income	34	(102)	n/a
12	13	7	+71%	Equity in income (loss) of affiliates and other items	(20)	121	n/a
7	(24)	17	-59%	Tax on net operating income	(54)	1	n/a
40	37	17	x2.4	Net operating income	(40)	20	n/a
57	58	174	-67%	Adjustments affecting net operating income	293	287	+2%
97	95	191	-49%	Adjusted net operating income(a)	253	307	-18%
99	77	1,097	-91%	Investments	491	1,339	-63%
―	23	33	n/a	Divestments	27	137	-80%
98	68	104	-6%	Organic investments	268	327	-18%
325	(114)	24	x13.5	Cash flow from operations	336	(194)	n/a

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

Adjusted net operating income for the Gas, Renewables & Power segment was $97 million in the third quarter of 2017, a decrease of 49% compared to the third quarter of 2016, but in line with the second quarter of 2017. Adjusted net operating income for the first nine months of 2017 decreased by 18%, due to weakness in the solar market.

Adjusted net operating income for the Gas, Renewables & Power segment excludes special items. In the third quarter of 2017, the exclusion of special items had a positive impact on the segment’s adjusted net operating income of $57 million compared to a positive impact of $174 million in the third quarter of 2016.

The segment’s cash flow from operating activities was $325 million in the third quarter of 2017, 13.5 times higher compared to $24 million in the third quarter of 2016. Operating cash flow in the third quarter of 2017 excluding the change in working capital at replacement cost of $238 million ($(49) million in the third quarter of 2016) was $87 million, an increase of 19% compared to $73 million in the third quarter of 2016.

In the first nine months of 2017, the segment’s cash flow from operating activities was $336 million compared to $(194) million in the first nine months of 2016. Operating cash flow in the first nine months of 2017 excluding the change in working capital at replacement cost of $119 million ($(216) million in the first nine months of 2016) was $217 million, 9.9 times higher compared to $22 million in the first nine months of 2016.

(1)	Operating cash flow excluding the change in working capital at replacement cost provides information on underlying cash flow without the short-term impacts of changes in inventory and other working capital elements at replacement cost. For information on the replacement cost method, refer to the introduction to “B. Analysis of business segment results”, above.
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B.3.	Refining & Chemicals segment

Refinery throughput and utilization rates(a)

3Q17	2Q17	3Q16	3Q17 vs 3Q16		9M17	9M16	9M17 vs 9M16
1,877	1,672	1,947	-4%	Total refinery throughput (kb/d)	1,821	1,949	-7%
648	574	681	-5%	• France	616	653	-6%
802	684	771	+4%	• Rest of Europe	761	806	-6%
427	414	495	-14%	• Rest of world	444	490	-9%
90%	81%	85%		Utilization rates based on crude only(b)	88%	84%

(a)	Includes share of TotalErg, and African refineries reported in the Marketing & Services segment.
(b)	Based on distillation capacity at the beginning of the year.

Refinery throughput:

•	decreased by 4% in the third quarter of 2017 compared to the third quarter of 2016, mainly as a result of shutting down the Port Arthur refinery in the United States due to Hurricane Harvey and the ending of oil refining at La Mede at year-end 2016; and

•	decreased by 7% in the first nine months of 2017 compared to the first nine months of 2016, for the same reasons above and also due to a higher level of maintenance in the second quarter of 2017.

Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	in millions of dollars	9M17	9M16	9M17 vs 9M16
48.2	41.0	25.5	+89%	European refining margin indicator - ERMI ($/t)	42.7	31.9	+34%
18,923	17,347	16,050	+18%	Non-Group sales	54,844	46,555	+18%
1,348	520	894	+51%	Operating income	2,922	3,398	-14%
179	148	228	-21%	Equity in income (loss) of affiliates and other items	2,780	617	x4.5
(379)	(142)	(197)	x2.2	Tax on net operating income	(877)	(852)	+3%
1,148	526	925	+24%	Net operating income	4,825	3,163	+53%
(128)	335	(9)	x14.2	Adjustments affecting net operating income	(1,921)	(99)	x19.4
1,020	861	916	+11%	Adjusted net operating income(a)	2,904	3,064	-5%
357	401	554	-36%	Investments	1,024	1,295	-21%
24	20	21	+14%	Divestments	2,784	73	x38.1
338	381	403	-16%	Organic investments	941	1,094	-14%
662	1,972	1,697	-61%	Cash flow from operations	4,399	2,839	+55%

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

The Group’s European refining margin indicator (“ERMI”) increased sharply to $48.2/t in the third quarter of 2017, due to elevated petroleum product demand in the face of limited supply resulting from numerous shutdowns due in part to Hurricane Harvey. Petrochemicals continued to benefit from a favorable environment albeit down compared to a year ago.

Refining & Chemicals’ adjusted net operating income was:

•	$1,020 million in the third quarter of 2017, an increase of 11% compared to the third quarter of 2016 despite the sale of Atotech; and

•	$2,904 million in the first nine months of 2017, a decrease of 5% compared to the first nine months of 2016, notably due to the impact of Hurricane Harvey and the sale of Atotech in early 2017.

Adjusted net operating income for the Refining & Chemicals segment excludes any after-tax inventory valuation effect and special items. In the third quarter of 2017, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $156 million compared to a negative impact of $21 million in the third quarter of 2016. The exclusion of special items in the third quarter of 2017 had a positive impact on the segment’s adjusted net operating income of $28 million compared to a positive impact of $12 million in the third quarter of 2016.

The segment’s cash flow from operating activities was $662 million in the third quarter of 2017, a decrease of 61% compared to $1,697 million in the third quarter of 2016. Operating cash flow in the third quarter of 2017 excluding the change in working capital at replacement cost of $(556) million ($646 million in the third quarter of 2016) was $1,218 million, an increase of 16% compared to $1,051 million in the third quarter of 2016, with the segment having benefited from the favorable environment despite the impact of Hurricane Harvey on its American operations.

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In the first nine months of 2017, the segment’s cash flow from operating activities was $4,399 million, an increase of 55% compared to $2,839 million in the first nine months of 2016. Operating cash flow in the first nine months of 2017 excluding the change in working capital at replacement cost of $795 million ($(670) million in the first nine months of 2016) was $3,604 million, an increase of 3% compared to $3,509 million in the first nine months of 2016.

B.4.	Marketing & Services segment

Petroleum product sales

3Q17	2Q17	3Q16	3Q17 vs 3Q16	sales in kb/d(a)	9M17	9M16	9M17 vs 9M16
1,807	1,760	1,814	―	Total Marketing & Services sales	1,765	1,788	-1%
1,072	1,039	1,113	-4%	• Europe	1,050	1,083	-3%
735	721	701	+5%	• Rest of world	715	705	+1%

(a)	Excludes trading and bulk refining sales (see page 10 of this exhibit); includes share of TotalErg.

Petroleum product sales were generally stable compared to the previous year, with a move toward Africa and Asia where the Group has strong growth. European sales were affected by the divestment of mature activities for LPG distribution in Belgium and Germany.

Results

3Q17	2Q17	3Q16	3Q17 vs 3Q16	in millions of dollars	9M17	9M16	9M17 vs 9M16
19,086	17,831	16,998	+12%	Non-Group sales	54,215	48,897	+11%
574	360	454	+26%	Operating income	1,308	1,391	-6%
133	258	78	+71%	Equity in income (loss) of affiliates and other items	421	129	x3.3
(173)	(123)	(134)	+29%	Tax on net operating income	(404)	(409)	-1%
534	495	398	+34%	Net operating income	1,325	1,111	+19%
(28)	(62)	46	n/a	Adjustments affecting net operating income	(85)	42	n/a
506	433	444	+14%	Adjusted net operating income(a)	1,240	1,153	+8%
190	258	243	-22%	Investments	887	745	+19%
150	182	29	x5.2	Divestments	368	359	+3%
205	185	209	-2%	Organic investments	485	543	-11%
596	229	573	+4%	Cash flow from operations	1,138	1,414	-20%

(a)	Detail of adjustment items shown in the business segment information starting on page 22 of this exhibit.

The financial contribution of Marketing & Services continues to grow in a context of strong marketing margins, notably in Africa. Compared to a year ago, adjusted net operating income increased by 14% to $506 million in the third quarter of 2017 and by 8% to $1,240 million in the first nine months of 2017.

Adjusted net operating income for the Marketing & Services segment excludes any after-tax inventory valuation effect and special items. In the third quarter of 2017, the exclusion of the inventory valuation effect had a negative impact on the segment’s adjusted net operating income of $36 million compared to a positive impact of $33 million in the third quarter of 2016. The exclusion of special items in the third quarter of 2017 had a positive impact on the segment’s adjusted net operating income of $8 million compared to a positive impact of $13 million in the third quarter of 2016.

The segment’s cash flow from operating activities was $596 million in the third quarter of 2017, an increase of 4% compared to $573 million in the third quarter of 2016. Operating cash flow in the third quarter of 2017 excluding the change in working capital at replacement cost of $79 million ($65 million in the third quarter of 2016) was $517 million, an increase of 2% compared to $508 million in the third quarter of 2016.

In the first nine months of 2017, the segment’s cash flow from operating activities was $1,138 million, a decrease of 20% compared to $1,414 million in the first nine months of 2016. Operating cash flow in the first nine months of 2017 excluding the change in working capital at replacement cost of $(392) million ($(56) million in the first nine months of 2016) was $1,530 million, an increase of 4% compared to $1,470 million in the first nine months of 2016.

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C.	GROUP RESULTS

Net income (Group share)

Net income (Group share) was $2,724 million in the third quarter of 2017, an increase of 39% compared to $1,954 million in the third quarter of 2016, and $7,610 million in the first nine months of 2017, an increase of 35% compared to $5,648 million in the first nine months of 2016.

Adjusted net income excludes the after-tax inventory effect, special items and the impact of changes in fair value.

Total adjustments affecting net income (Group share)(1) were:

•	$50 million in the third quarter of 2017, mainly due to the inventory effect; and

•	$(96) million in the first nine months of 2017, including mainly an impairment of the Fort Hill project in Canada related to a cost increase and a gain on the sale of Atotech.

Adjusted net income was $2,674 million in the third quarter of 2017, an increase of 29% compared to the third quarter of 2016, and $7,706 million in the first nine months of 2017, an increase of 31% compared to the first nine months of 2016. The increase was the result of a higher contribution from Exploration & Production and the ongoing decrease in the Group’s breakeven.

The number of fully-diluted shares was 2,509 million on September 30, 2017.

Divestments — acquisitions

Asset sales were:

•	$202 million in the third quarter of 2017, comprised mainly of the sale of LPG activities in Germany, compared to $91 million in the third quarter of 2016; and

•	$3,120 million in the first nine months of 2017, essentially comprised of the sale of Atotech, the SPMR pipeline and LPG activities in Germany, compared to $1,448 million in the first nine months of 2016.

Acquisitions were:

•	$513 million in the third quarter of 2017, essentially comprised of the bonus related to the certification of resources for Elk-Antelope in Papua New Guinea, compared to $1,018 million in the third quarter of 2016; and

•	$1,163 million in the first nine months of 2017, essentially comprised of the bonus related to the certification of resources for Elk-Antelope, a 23% equity share in Tellurian, and a marketing and logistics network in East Africa, compared to $1,417 million in the first nine months of 2016.

Cash flow

The Group’s cash flow from operating activities was $4,363 million in the third quarter of 2017, a decrease of 8% compared to $4,740 million in the third quarter of 2016. The change in working capital at replacement cost in the third quarter of 2017, which is the (increase)/decrease in working capital of $(1,057) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $261 million, was $(796) million compared to $218 million in the third quarter of 2016. Operating cash flow excluding the change in working capital at replacement cost in the third quarter of 2017 was $5,159 million, an increase of 14% compared to $4,522 million in the third quarter of 2016. The Group’s net cash flow(2) was $1,786 million in the third quarter of 2017 compared to $(594) million in the third quarter of 2016, mainly due to the decrease in net investments and the increase in operating cash flow before working capital changes.

(1)	Details shown on pages 11 and 32-34 of this exhibit.
(2)	“Net cash flow” = operating cash flow before working capital changes – net investments (including other transactions with non-controlling interests).
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In the first nine months of 2017, the Group’s cash flow from operating activities was $13,704 million, an increase of 44% compared to $9,503 million in the first nine months of 2016. The change in working capital at replacement cost in the first nine months of 2017, which is the (increase)/decrease in working capital of $(1,379) million as determined in accordance with IFRS adjusted for the pre-tax inventory valuation effect of $(97) million, was $(1,476) million compared to $(2,727) million in the first nine months of 2016. Operating cash flow excluding the change in working capital at replacement cost in the first nine months of 2017 was $15,180 million, an increase of 24% compared to $12,230 million in the first nine months of 2016. The Group’s net cash flow was $7,182 million in the first nine months of 2017 compared to $(599) million in the first nine months of 2016, mainly due to the nearly $3 billion increase in operating cash flow before working capital changes, the decrease in organic investments and the sale of Atotech.

D.	SUMMARY AND OUTLOOK

The imbalance between supply and demand has decreased in recent months, and Brent rose above $55/b. Markets however should remain volatile given the uncertainties in supply, and inventories, while falling, remain high. In this context, the Group continues to reduce its breakeven point by reducing its operating costs with a target of $5 billion in savings by 2020 and increasing production by 5% per year until 2022.

In the Upstream, annual production growth should be approximately 5% in 2017, notably supported by the start-up of the giant Al Shaheen oil field in Qatar, and the ongoing ramp-up of Kashagan in Kazakhstan and Moho Nord in the Republic of the Congo. Yamal LNG in Russia is expected to begin producing by year-end. Finally, the acquisition of Maersk Oil is expected to be completed in the first quarter of 2018.

In the Downstream, refining margins are above $40/t at the beginning of the fourth quarter and the petrochemicals environment remains favorable. The Downstream is in line with its goal to generate approximately $7 billion of operating cash flow before working capital changes in 2017, having generated more than $5.1 billion in the first nine months.

The pre-dividend organic breakeven for the Group (excluding acquisitions-divestments) will be below $30/b in 2017 and should continue to fall to $20/b in 2019.

FORWARD-LOOKING STATEMENTS

This document may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on the beliefs and assumptions of the management of TOTAL and on the information currently available to such management. Forward-looking statements include information concerning forecasts, projections, anticipated synergies, and other information concerning possible or assumed future results of TOTAL, and may be preceded by, followed by, or otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “plans”, “targets”, “estimates” or similar expressions.

Forward-looking statements are not assurances of results or values. They involve risks, uncertainties and assumptions. TOTAL’s future results and share value may differ materially from those expressed in these forward-looking statements. Many of the factors that will determine these results and values are beyond TOTAL’s ability to control or predict. Except for its ongoing obligations to disclose material information as required by applicable securities laws, TOTAL does not have any intention or obligation to update forward-looking statements after the distribution of this document, even if new information, future events or other circumstances have made them incorrect or misleading.

You should understand that various factors, certain of which are discussed elsewhere in this document and in the documents referred to in, or incorporated by reference into, this document, could affect the future results of TOTAL and could cause results to differ materially from those expressed in such forward-looking statements, including:

•	material adverse changes in general economic conditions or in the markets served by TOTAL, including changes in the prices of oil, natural gas, refined products, petrochemical products and other chemicals;
•	changes in currency exchange rates and currency devaluations;
•	the success and the economic efficiency of oil and natural gas exploration, development and production programs, including without limitation, those that are not controlled and/or operated by TOTAL;
•	uncertainties about estimates of changes in proven and potential reserves and the capabilities of production facilities;
•	uncertainties about the ability to control unit costs in exploration, production, refining and marketing (including refining margins) and chemicals;
•	changes in the current capital expenditure plans of TOTAL;
•	the ability of TOTAL to realize anticipated cost savings, synergies and operating efficiencies;
8

•	the financial resources of competitors;
•	changes in laws and regulations, including tax and environmental laws and industrial safety regulations;
•	the quality of future opportunities that may be presented to or pursued by TOTAL;
•	the ability to generate cash flow or obtain financing to fund growth and the cost of such financing and liquidity conditions in the capital markets generally;
•	the ability to obtain governmental or regulatory approvals;
•	the ability to respond to challenges in international markets, including political or economic conditions, including international armed conflict, and trade and regulatory matters;
•	the ability to complete and integrate appropriate acquisitions, strategic alliances and joint ventures;
•	changes in the political environment that adversely affect exploration, production licenses and contractual rights or impose minimum drilling obligations, price controls, nationalization or expropriation, and regulation of refining and marketing, chemicals and power generating activities;
•	the possibility that other unpredictable events such as labor disputes or industrial accidents will adversely affect the business of TOTAL; and
•	the risk that TOTAL will inadequately hedge the price of crude oil or finished products.

For additional factors, you should read the information set forth under “Item 3. Risk Factors”, “Item 4. Information on the Company”, “Item 5. Operating and Financial Review and Prospects” and “Item 11. Quantitative and Qualitative Disclosures about Market Risk” in TOTAL’s Form 20-F for the year ended December 31, 2016.

9

OPERATING INFORMATION BY SEGMENT

•	Exploration & Production

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Combined liquids and gas production by region (kboe/d)	9M17	9M16	9M17 vs 9M16
730	746	720	+1%	Europe and Central Asia	761	759	—
665	656	649	+2%	Africa	652	638	+2%
592	514	529	+12%	Middle East and North Africa	547	522	+5%
357	344	285	+25%	Americas	345	265	+30%
237	240	261	-9%	Asia-Pacific	245	265	-8%
2,581	2,500	2,443	+6%	Total production	2,550	2,449	+4%
659	597	592	+11%	• Including equity affiliates	634	613	+3%

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Liquids production by region (kb/d)	9M17	9M16	9M17 vs 9M16
257	266	238	+8%	Europe and Central Asia	264	247	+7%
517	505	524	-1%	Africa	503	518	-3%
452	376	380	+19%	Middle East and North Africa	407	376	+8%
138	126	118	+16%	Americas	130	105	+23%
29	26	29	+1%	Asia-Pacific	28	31	-9%
1,392	1,298	1,290	+8%	Total production	1,331	1,276	+4%
311	244	249	+25%	• Including equity affiliates	273	251	+9%

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Gas production by region (Mcf/d)	9M17	9M16	9M17 vs 9M16
2,556	2,592	2,594	-1%	Europe and Central Asia	2,678	2,760	-3%
663	679	617	+7%	Africa	685	592	+16%
778	763	813	-4%	Middle East and North Africa	777	805	-3%
1,228	1,223	927	+32%	Americas	1,207	889	+36%
1,202	1,243	1,335	-10%	Asia-Pacific	1,258	1,351	-7%
6,427	6,500	6,286	+2%	Total production	6,605	6,397	+3%
1,798	1,829	1,831	-2%	• Including equity affiliates	1,880	1,932	-3%

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Liquefied natural gas	9M17	9M16	9M17 vs 9M16
2.95	2.64	2.74	+8%	LNG sales (a) (Mt)	8.56	8.24	+4%

(a)	Sales, Group share, excluding trading; 2016 data restated to reflect volume estimates for Bontang LNG in Indonesia based on the 2016 SEC coefficient.

•	Downstream (Refining & Chemicals and Marketing & Services)

3Q17	2Q17	3Q16	3Q17 vs 3Q16	Refined product sales by region (kb/d)(a)	9M17	9M16	9M17 vs 9M16
2,361	2,082	2,430	-3%	Europe	2,178	2,363	-8%
544	586	537	+1%	Africa	593	545	+9%
584	654	627	-7%	Americas	587	585	―
678	735	567	+20%	Rest of world	720	681	+6%
4,167	4,057	4,161	―	Total consolidated sales	4,078	4,174	-2%
583	538	706	-17%	• Including bulk sales	579	707	-18%
1,754	1,759	1,641	+7%	• Including trading	1,734	1,679	+3%

(a)	Includes share of TotalErg.
10

ADJUSTMENT ITEMS

•	Adjustments to net income (Group share)

3Q17	2Q17	3Q16	in millions of dollars	9M17	9M16
(123)	(108)	(98)	Special items affecting net income (Group share)	5	(434)
―	125	(32)	• Gain (loss) on asset sales	2,264	312
(2)	(54)	(18)	• Restructuring charges	(61)	(22)
(74)	(32)	(33)	• Impairments	(1,824)	(211)
(47)	(147)	(15)	• Other	(374)	(513)
183	(310)	(5)	After-tax inventory effect: FIFO vs. replacement cost	(72)	217
(10)	(19)	(13)	Effect of changes in fair value	(29)	(15)
50	(437)	(116)	Total adjustments affecting net income	(96)	(232)

INVESTMENTS — DIVESTMENTS

3Q17	2Q17	3Q16	3Q17 vs 3Q16	in millions of dollars	9M17	9M16	9M17 vs 9M16
3,060	3,949	4,082	-25%	Organic investments	9,953	12,756	-22%
161	166	136	+18%	• Capitalized exploration	438	536	-18%
153	443	135	+13%	• Increase in non-current loans	754	964	-22%
(337)	(153)	(101)	x3.3	• Repayment of non-current loans	(677)	(502)	+35%
513	103	1,018	-50%	Acquisitions	1,163	1,417	-18%
202	207	91	x2.2	Asset sales	3,120	1,448	x2.2
(2)	—	(107)	n/a	Other transactions with non-controlling interests	(2)	(104)	n/a
3,373	3,845	5,116	-34%	Net investments	7,998	12,829	-38%

NET-DEBT-TO-EQUITY RATIO

Current borrowings	09/30/2017	06/30/2017	09/30/2016
Current borrowings	11,206	13,070	13,383
Net current financial assets	(2,306)	(3,377)	(1,375)
Net financial assets classified as held for sale	(2)	(2)	(81)
Non-current financial debt	40,226	41,548	44,450
Hedging instruments of non-current debt	(626)	(558)	(1,089)
Cash and cash equivalents	(28,583)	(28,720)	(24,801)
Net debt	19,915	21,961	30,487
Shareholders’ equity – Group share	109,801	107,188	98,168
Estimated dividend payable	(1,826)	(1,762)	(1,629)
Non-controlling interests	2,799	2,772	2,948
Adjusted shareholders’ equity	110,774	108,198	99,487
Net-debt-to-equity ratio	18.0%	20.3%	30.6%
11

RETURN ON EQUITY

in millions of dollars	10/01/2016 – 09/30/2017	07/01/2016 – 06/30/2017	01/01/2016– 12/31/2016
Adjusted net income	10,244	9,661	8,447
Adjusted shareholders’ equity	105,130	103,734	96,929
Return on equity (ROE)	9.7%	9.3%	8.7%

RETURN ON AVERAGE CAPITAL EMPLOYED

•	Twelve months ended September 30, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	5,187	385	4,035	1,646
Capital employed at 09/30/2016(a)	109,210	6,058	12,034	5,704
Capital employed at 09/30/2017(a)	110,114	5,388	11,919	6,871
ROACE	4.7%	6.7%	33.7%	26.2%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Twelve months ended June 30, 2017

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	4,529	479	3,931	1,584
Capital employed at 06/30/2016(a)	107,405	4,622	12,249	5,789
Capital employed at 06/30/2017(a)	108,618	5,363	10,957	6,937
ROACE	4.2%	9.6%	33.9%	24.9%

(a)	At replacement cost (excluding after-tax inventory effect).

•	Full-year 2016

in millions of dollars	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services
Adjusted net operating income	3,217	439	4,195	1,559
Capital employed at 12/31/2015(a)	103,791	4,340	10,454	5,875
Capital employed at 12/31/2016(a)	107,617	4,975	11,618	5,884
ROACE	3.0%	9.4%	38.0%	26.5%

(a)	At replacement cost (excluding after-tax inventory effect).
12

MAIN INDICATORS

Chart updated around the middle of the month following the end of each quarter.

	€/$	Brent ($/b)	Average liquids price(a) ($/b)	Average gas price ($/Mbtu)(a)	ERMI(b) ($/t)(c)
Third quarter 2017	1.17	52.1	48.9	4.05	48.2
Second quarter 2017	1.10	49.6	45.1	3.93	41.0
First quarter 2017	1.06	53.7	49.2	4.10	38.9
Fourth quarter 2016	1.08	49.3	46.1	3.89	41.0
Third quarter 2016	1.12	45.9	41.4	3.45	25.5

(a)	Consolidated subsidiaries, excluding fixed margin contracts, including hydrocarbon production overlifting/underlifting position valued at market price.
(b)	The European Refining Margin Indicator (“ERMI”) is a Group indicator intended to represent the margin after variable costs for a hypothetical complex refinery located around Rotterdam in Northern Europe that processes a mix of crude oil and other inputs commonly supplied to this region to produce and market the main refined products at prevailing prices in this region. The indicator margin may not be representative of the actual margins achieved by the Group in any period because of the Group’s particular refinery configurations, product mix effects or other company-specific operating conditions.
(c)	$1/t = $0.136/b.

Disclaimer: data is based on TOTAL’s reporting, is not audited and is subject to change.

13

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	3rd quarter 2017	2nd quarter 2017	3rd quarter 2016
Sales	43,044	39,915	37,412
Excise taxes	(5,962)	(5,433)	(5,587)
Revenues from sales	37,082	34,482	31,825
Purchases, net of inventory variation	(24,367)	(23,398)	(21,223)
Other operating expenses	(6,108)	(6,106)	(5,469)
Exploration costs	(181)	(199)	(274)
Depreciation, depletion and impairment of tangible assets and mineral interests	(3,035)	(2,798)	(2,936)
Other income	404	570	290
Other expense	(67)	(106)	(351)
Financial interest on debt	(368)	(345)	(268)
Financial income and expense from cash & cash equivalents	(45)	(37)	(5)
Cost of net debt	(413)	(382)	(273)
Other financial income	204	285	265
Other financial expense	(164)	(159)	(154)
Equity in net income (loss) of affiliates	500	310	531
Income taxes	(1,092)	(472)	(251)
Consolidated net income	2,763	2,027	1,980
Group share	2,724	2,037	1,954
Non-controlling interests	39	(10)	26
Earnings per share ($)	1.06	0.79	0.79
Fully-diluted earnings per share ($)	1.06	0.79	0.79
(a)	Except for per share amounts.
14

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	3rd quarter 2017	2nd quarter 2017	3rd quarter 2016
Consolidated net income	2,763	2,027	1,980
Other comprehensive income
Actuarial gains and losses	(129)	32	(363)
Tax effect	36	(12)	47
Currency translation adjustment generated by the parent company	2,420	4,524	439
Items not potentially reclassifiable to profit and loss	2,327	4,544	123
Currency translation adjustment	(575)	(1,218)	(362)
Available for sale financial assets	4	1	15
Cash flow hedge	116	(79)	113
Share of other comprehensive income of equity affiliates, net amount	(209)	(794)	123
Other	—	(3)	(3)
Tax effect	(42)	30	(41)
Items potentially reclassifiable to profit and loss	(706)	(2,063)	(155)
Total other comprehensive income (net amount)	1,621	2,481	(32)
Comprehensive income	4,384	4,508	1,948
Group share	4,346	4,507	1,909
Non-controlling interests	38	1	39
15

CONSOLIDATED STATEMENT OF INCOME

TOTAL

(unaudited)

(M$) (a)	9 months 2017	9 months 2016
Sales	124,142	107,468
Excise taxes	(16,485)	(16,410)
Revenues from sales	107,657	91,058
Purchases, net of inventory variation	(71,752)	(59,410)
Other operating expenses	(18,380)	(17,511)
Exploration costs	(577)	(1,004)
Depreciation, depletion and impairment of tangible assets and mineral interests	(10,412)	(8,584)
Other income	3,299	962
Other expense	(464)	(554)
Financial interest on debt	(1,044)	(809)
Financial income and expense from cash & cash equivalents	(93)	6
Cost of net debt	(1,137)	(803)
Other financial income	717	768
Other financial expense	(483)	(475)
Equity in net income (loss) of affiliates	1,358	1,805
Income taxes	(2,257)	(533)
Consolidated net income	7,569	5,719
Group share	7,610	5,648
Non-controlling interests	(41)	71
Earnings per share ($)	2.99	2.33
Fully-diluted earnings per share ($)	2.98	2.32
(a)	Except for per share amounts.
16

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

TOTAL

(unaudited)

(M$)	9 months 2017	9 months 2016
Consolidated net income	7,569	5,719
Other comprehensive income
Actuarial gains and losses	29	(576)
Tax effect	(17)	119
Currency translation adjustment generated by the parent company	7,884	1,967
Items not potentially reclassifiable to profit and loss	7,896	1,510
Currency translation adjustment	(1,993)	(1,717)
Available for sale financial assets	4	1
Cash flow hedge	150	145
Share of other comprehensive income of equity affiliates, net amount	(672)	477
Other	—	—
Tax effect	(51)	(44)
Items potentially reclassifiable to profit and loss	(2,562)	(1,138)
Total other comprehensive income (net amount)	5,334	372
Comprehensive income	12,903	6,091
Group share	12,927	6,012
Non-controlling interests	(24)	79
17

CONSOLIDATED BALANCE SHEET

TOTAL

(M$)	September 30, 2017 (unaudited)	June 30, 2017 (unaudited)	December 31, 2016	September 30, 2016 (unaudited)
ASSETS
Non-current assets
Intangible assets, net	14,891	14,119	15,362	14,916
Property, plant and equipment, net	113,491	112,659	111,971	113,433
Equity affiliates : investments and loans	22,130	21,705	20,576	20,870
Other investments	1,124	1,483	1,133	1,565
Non-current financial assets	626	558	908	1,089
Deferred income taxes	5,345	4,981	4,368	4,434
Other non-current assets	4,291	4,411	4,143	4,534
Total non-current assets	161,898	159,916	158,461	160,841
Current assets
Inventories, net	14,769	14,273	15,247	14,635
Accounts receivable, net	13,738	12,923	12,213	11,501
Other current assets	13,944	14,034	14,835	14,927
Current financial assets	2,579	3,618	4,548	1,755
Cash and cash equivalents	28,583	28,720	24,597	24,801
Assets classified as held for sale	997	421	1,077	1,045
Total current assets	74,610	73,989	72,517	68,664
Total assets	236,508	233,905	230,978	229,505
LIABILITIES & SHAREHOLDERS’ EQUITY
Shareholders’ equity
Common shares	7,806	7,797	7,604	7,849
Paid-in surplus and retained earnings	111,128	110,305	105,547	106,189
Currency translation adjustment	(8,675)	(10,314)	(13,871)	(11,448)
Treasury shares	(458)	(600)	(600)	(4,422)
Total shareholders’ equity - Group share	109,801	107,188	98,680	98,168
Non-controlling interests	2,799	2,772	2,894	2,948
Total shareholders’ equity	112,600	109,960	101,574	101,116
Non-current liabilities
Deferred income taxes	11,326	10,920	11,060	11,390
Employee benefits	4,384	4,127	3,746	4,247
Provisions and other non-current liabilities	17,140	16,924	16,846	17,320
Non-current financial debt	40,226	41,548	43,067	44,450
Total non-current liabilities	73,076	73,519	74,719	77,407
Current liabilities
Accounts payable	21,092	21,914	23,227	19,799
Other creditors and accrued liabilities	17,740	14,862	16,720	16,895
Current borrowings	11,206	13,070	13,920	13,383
Other current financial liabilities	273	241	327	380
Liabilities directly associated with the assets classified as held for sale	521	339	491	525
Total current liabilities	50,832	50,426	54,685	50,982
Total liabilities & shareholders’ equity	236,508	233,905	230,978	229,505
18

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	3rd quarter 2017	2nd quarter 2017	3rd quarter 2016
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	2,763	2,027	1,980
Depreciation, depletion, amortization and impairment	3,164	2,930	3,297
Non-current liabilities, valuation allowances and deferred taxes	(93)	(50)	(539)
(Gains) losses on disposals of assets	(144)	(151)	94
Undistributed affiliates’ equity earnings	(110)	501	(192)
(Increase) decrease in working capital	(1,057)	(268)	265
Other changes, net	(160)	(349)	(165)
Cash flow from operating activities	4,363	4,640	4,740
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(3,104)	(3,323)	(4,124)
Acquisitions of subsidiaries, net of cash acquired	(472)	(6)	(1,119)
Investments in equity affiliates and other securities	(181)	(433)	177
Increase in non-current loans	(153)	(443)	(135)
Total expenditures	(3,910)	(4,205)	(5,201)
Proceeds from disposals of intangible assets and property, plant and equipment	55	74	57
Proceeds from disposals of subsidiaries, net of cash sold	—	—	—
Proceeds from disposals of non-current investments	147	133	34
Repayment of non-current loans	337	153	101
Total divestments	539	360	192
Cash flow used in investing activities	(3,371)	(3,845)	(5,009)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	65	406	36
- Treasury shares	—	—	—
Dividends paid:
- Parent company shareholders	—	(1,462)	—
- Non-controlling interests	(11)	(61)	(2)
Issuance of perpetual subordinated notes	—	—	—
Payments on perpetual subordinated notes	—	(90)	—
Other transactions with non-controlling interests	(2)	—	(107)
Net issuance (repayment) of non-current debt	400	290	3,127
Increase (decrease) in current borrowings	(3,717)	(1,167)	(909)
Increase (decrease) in current financial assets and liabilities	1,182	979	257
Cash flow used in financing activities	(2,083)	(1,105)	2,402
Net increase (decrease) in cash and cash equivalents	(1,091)	(310)	2,133
Effect of exchange rates	954	1,504	15
Cash and cash equivalents at the beginning of the period	28,720	27,526	22,653
Cash and cash equivalents at the end of the period	28,583	28,720	24,801
19

CONSOLIDATED STATEMENT OF CASH FLOW

TOTAL

(unaudited)

(M$)	9 months 2017	9 months 2016
CASH FLOW FROM OPERATING ACTIVITIES
Consolidated net income	7,569	5,719
Depreciation, depletion, amortization and impairment	10,754	9,393
Non-current liabilities, valuation allowances and deferred taxes	(340)	(1,284)
(Gains) losses on disposals of assets	(2,527)	(321)
Undistributed affiliates’ equity earnings	96	(708)
(Increase) decrease in working capital	(1,379)	(3,032)
Other changes, net	(469)	(264)
Cash flow from operating activities	13,704	9,503
CASH FLOW USED IN INVESTING ACTIVITIES
Intangible assets and property, plant and equipment additions	(9,105)	(12,364)
Acquisitions of subsidiaries, net of cash acquired	(797)	(1,241)
Investments in equity affiliates and other securities	(1,137)	(106)
Increase in non-current loans	(754)	(964)
Total expenditures	(11,793)	(14,675)
Proceeds from disposals of intangible assets and property, plant and equipment	135	1,049
Proceeds from disposals of subsidiaries, net of cash sold	2,696	270
Proceeds from disposals of non-current investments	289	129
Repayment of non-current loans	677	502
Total divestments	3,797	1,950
Cash flow used in investing activities	(7,996)	(12,725)
CASH FLOW USED IN FINANCING ACTIVITIES
Issuance (repayment) of shares:
- Parent company shareholders	486	40
- Treasury shares	—	—
Dividends paid:
- Parent company shareholders	(2,000)	(2,127)
- Non-controlling interests	(87)	(77)
Issuance of perpetual subordinated notes	—	1,950
Payments on perpetual subordinated notes	(219)	(133)
Other transactions with non-controlling interests	(2)	(104)
Net issuance (repayment) of non-current debt	746	3,681
Increase (decrease) in current borrowings	(6,297)	(2,925)
Increase (decrease) in current financial assets and liabilities	2,819	4,402
Cash flow used in financing activities	(4,554)	4,707
Net increase (decrease) in cash and cash equivalents	1,154	1,485
Effect of exchange rates	2,832	47
Cash and cash equivalents at the beginning of the period	24,597	23,269
Cash and cash equivalents at the end of the period	28,583	24,801
20

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

TOTAL

(unaudited)

	Common shares issued		Paid-in		Treasury shares
(M$)	Number	Amount	surplus and retained earnings	Currency translation adjustment	Number	Amount	Shareholders’ equity - Group share	Non- controlling interests	Total shareholders’ equity
As of January 1, 2016	2,440,057,883	7,670	101,528	(12,119)	(113,967,758)	(4,585)	92,494	2,915	95,409
Net income of the first 9 months 2016	—	—	5,648	—	—	—	5,648	71	5,719
Other comprehensive Income	—	—	(307)	671	—	—	364	8	372
Comprehensive Income	—	—	5,341	671	—	—	6,012	79	6,091
Dividend	—	—	(4,872)	—	—	—	(4,872)	(77)	(4,949)
Issuance of common shares	63,971,645	179	2,524	—	—	—	2,703	—	2,703
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(163)	—	3,047,118	163	—	—	—
Share-based payments	—	—	81	—	—	—	81	—	81
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	1,950	—	—	—	1,950	—	1,950
Payments on perpetual subordinated notes	—	—	(131)	—	—	—	(131)	—	(131)
Other operations with non-controlling interests	—	—	(100)	—	—	—	(100)	(41)	(141)
Other items	—	—	31	—	—	—	31	72	103
As of September 30, 2016	2,504,029,528	7,849	106,189	(11,448)	(110,920,640)	(4,422)	98,168	2,948	101,116
Net income from October 1 to December 31, 2016	—	—	548	—	—	—	548	(61)	487
Other comprehensive Income	—	—	199	(2,423)	—	—	(2,224)	(7)	(2,231)
Comprehensive Income	—	—	747	(2,423)	—	—	(1,676)	(68)	(1,744)
Dividend	—	—	(1,640)	—	—	—	(1,640)	(16)	(1,656)
Issuance of common shares	26,667,602	72	1,029	—	—	—	1,101	—	1,101
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	—	—	1,550	—	—	—	—
Share-based payments	—	—	31	—	—	—	31	—	31
Share cancellation	(100,331,268)	(317)	(3,505)	—	100,331,268	3,822	—	—	—
Issuance of perpetual subordinated notes	—	—	2,761	—	—	—	2,761	—	2,761
Payments on perpetual subordinated notes	—	—	(72)	—	—	—	(72)	—	(72)
Other operations with non-controlling interests	—	—	2	—	—	—	2	(2)	—
Other items	—	—	5	—	—	—	5	32	37
As of December 31, 2016	2,430,365,862	7,604	105,547	(13,871)	(10,587,822)	(600)	98,680	2,894	101,574
Net income of the first 9 months 2017	—	—	7,610	—	—	—	7,610	(41)	7,569
Other comprehensive Income	—	—	121	5,196	—	—	5,317	17	5,334
Comprehensive Income	—	—	7,731	5,196	—	—	12,927	(24)	12,903
Dividend	—	—	(5,137)	—	—	—	(5,137)	(87)	(5,224)
Issuance of common shares	72,388,372	202	3,242	—	—	—	3,444	—	3,444
Purchase of treasury shares	—	—	—	—	—	—	—	—	—
Sale of treasury shares (1)	—	—	(142)	—	2,209,716	142	—	—	—
Share-based payments	—	—	113	—	—	—	113	—	113
Share cancellation	—	—	—	—	—	—	—	—	—
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—
Payments on perpetual subordinated notes	—	—	(223)	—	—	—	(223)	—	(223)
Other operations with non-controlling interests	—	—	(7)	—	—	—	(7)	5	(2)
Other items	—	—	4	—	—	—	4	11	15
As of September 30, 2017	2,502,754,234	7,806	111,128	(8,675)	(8,378,106)	(458)	109,801	2,799	112,600

(1)	Treasury shares related to the restricted stock grants.
21

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,121	2,903	18,923	19,086	11	—	43,044
Intersegment sales	5,665	286	6,592	207	89	(12,839)	—
Excise taxes	—	—	(799)	(5,163)	—	—	(5,962)
Revenues from sales	7,786	3,189	24,716	14,130	100	(12,839)	37,082
Operating expenses	(3,632)	(3,117)	(23,110)	(13,386)	(250)	12,839	(30,656)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,548)	(51)	(258)	(170)	(8)	—	(3,035)
Operating income	1,606	21	1,348	574	(158)	—	3,391
Equity in net income (loss) of affiliates and other items	521	12	179	133	32	—	877
Tax on net operating income	(745)	7	(379)	(173)	100	—	(1,190)
Net operating income	1,382	40	1,148	534	(26)	—	3,078
Net cost of net debt							(315)
Non-controlling interests							(39)
Net income - group share							2,724

3rd quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(14)	—	—	—	—	(14)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(14)	—	—	—	—	(14)
Operating expenses	(2)	(32)	166	51	—	—	183
Depreciation, depletion and impairment of tangible assets and mineral interests	(57)	—	—	—	—	—	(57)
Operating income (b)	(59)	(46)	166	51	—	—	112
Equity in net income (loss) of affiliates and other items	(2)	(15)	12	(5)	—	—	(10)
Tax on net operating income	4	4	(50)	(18)	—	—	(60)
Net operating income (b)	(57)	(57)	128	28	—	—	42
Net cost of net debt							(7)
Non-controlling interests							15
Net income - group share							50

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
On operating income	—	—	210	51	—
On net operating income	—	—	156	36	—

3rd quarter 2017 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,121	2,917	18,923	19,086	11	—	43,058
Intersegment sales	5,665	286	6,592	207	89	(12,839)	—
Excise taxes	—	—	(799)	(5,163)	—	—	(5,962)
Revenues from sales	7,786	3,203	24,716	14,130	100	(12,839)	37,096
Operating expenses	(3,630)	(3,085)	(23,276)	(13,437)	(250)	12,839	(30,839)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,491)	(51)	(258)	(170)	(8)	—	(2,978)
Adjusted operating income	1,665	67	1,182	523	(158)	—	3,279
Equity in net income (loss) of affiliates and other items	523	27	167	138	32	—	887
Tax on net operating income	(749)	3	(329)	(155)	100	—	(1,130)
Adjusted net operating income	1,439	97	1,020	506	(26)	—	3,036
Net cost of net debt							(308)
Non-controlling interests							(54)
Adjusted net income - group share							2,674
Adjusted fully-diluted earnings per share ($)							1.04
(a) Except for earnings per share.

3rd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,228	99	357	190	36	—	3,910
Total divestments	339	—	24	150	26	—	539
Cash flow from operating activities	2,633	325	662	596	147	—	4,363
22

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

2nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,068	2,671	17,347	17,831	(2)	—	39,915
Intersegment sales	5,118	274	6,016	169	90	(11,667)	—
Excise taxes	—	—	(680)	(4,753)	—	—	(5,433)
Revenues from sales	7,186	2,945	22,683	13,247	88	(11,667)	34,482
Operating expenses	(3,547)	(2,857)	(21,918)	(12,729)	(319)	11,667	(29,703)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,344)	(40)	(245)	(158)	(11)	—	(2,798)
Operating income	1,295	48	520	360	(242)	—	1,981
Equity in net income (loss) of affiliates and other items	487	13	148	258	(6)	—	900
Tax on net operating income	(512)	(24)	(142)	(123)	214	—	(587)
Net operating income	1,270	37	526	495	(34)	—	2,294
Net cost of net debt							(267)
Non-controlling interests							10
Net income - group share							2,037

2nd quarter 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(27)	—	—	—	—	(27)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(27)	—	—	—	—	(27)
Operating expenses	(117)	(25)	(411)	(80)	(64)	—	(697)
Depreciation, depletion and impairment of tangible assets and mineral interests	(15)	1	—	—	—	—	(14)
Operating income (b)	(132)	(51)	(411)	(80)	(64)	—	(738)
Equity in net income (loss) of affiliates and other items	(4)	(16)	(53)	121	—	—	48
Tax on net operating income	47	9	129	21	22	—	228
Net operating income (b)	(89)	(58)	(335)	62	(42)	—	(462)
Net cost of net debt							(7)
Non-controlling interests							32
Net income - group share							(437)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	(372)	(54)	—
On net operating income	—	—	(270)	(45)	—

2nd quarter 2017 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,068	2,698	17,347	17,831	(2)	—	39,942
Intersegment sales	5,118	274	6,016	169	90	(11,667)	—
Excise taxes	—	—	(680)	(4,753)	—	—	(5,433)
Revenues from sales	7,186	2,972	22,683	13,247	88	(11,667)	34,509
Operating expenses	(3,430)	(2,832)	(21,507)	(12,649)	(255)	11,667	(29,006)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,329)	(41)	(245)	(158)	(11)	—	(2,784)
Adjusted operating income	1,427	99	931	440	(178)	—	2,719
Equity in net income (loss) of affiliates and other items	491	29	201	137	(6)	—	852
Tax on net operating income	(559)	(33)	(271)	(144)	192	—	(815)
Adjusted net operating income	1,359	95	861	433	8	—	2,756
Net cost of net debt							(260)
Non-controlling interests							(22)
Adjusted net income - group share							2,474
Adjusted fully-diluted earnings per share ($)							0.97
(a) Except for earnings per share.

2nd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,448	77	401	258	21	—	4,205
Total divestments	132	23	20	182	3	—	360
Cash flow from operating activities	2,504	(114)	1,972	229	49	—	4,640
23

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

3rd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,852	2,510	16,050	16,998	2	—	37,412
Intersegment sales	4,854	283	5,072	147	74	(10,430)	—
Excise taxes	—	—	(875)	(4,712)	—	—	(5,587)
Revenues from sales	6,706	2,793	20,247	12,433	76	(10,430)	31,825
Operating expenses	(3,513)	(2,754)	(19,102)	(11,829)	(198)	10,430	(26,966)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,479)	(46)	(251)	(150)	(10)	—	(2,936)
Operating income	714	(7)	894	454	(132)	—	1,923
Equity in net income (loss) of affiliates and other items	180	7	228	78	88	—	581
Tax on net operating income	(61)	17	(197)	(134)	59	—	(316)
Net operating income	833	17	925	398	15	—	2,188
Net cost of net debt							(208)
Non-controlling interests							(26)
Net income - group share							1,954

3rd quarter 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(116)	—	—	—	—	(116)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(116)	—	—	—	—	(116)
Operating expenses	—	(15)	4	(53)	—	—	(64)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—	—
Operating income (b)	—	(131)	4	(53)	—	—	(180)
Equity in net income (loss) of affiliates and other items	(123)	(68)	16	1	—	—	(174)
Tax on net operating income	175	25	(11)	6	—	—	195
Net operating income (b)	52	(174)	9	(46)	—	—	(159)
Net cost of net debt							(6)
Non-controlling interests							49
Net income - group share							(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	4	(51)	—
On net operating income	—	—	21	(33)	—

3rd quarter 2016 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,852	2,626	16,050	16,998	2	—	37,528
Intersegment sales	4,854	283	5,072	147	74	(10,430)	—
Excise taxes	—	—	(875)	(4,712)	—	—	(5,587)
Revenues from sales	6,706	2,909	20,247	12,433	76	(10,430)	31,941
Operating expenses	(3,513)	(2,739)	(19,106)	(11,776)	(198)	10,430	(26,902)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,479)	(46)	(251)	(150)	(10)	—	(2,936)
Adjusted operating income	714	124	890	507	(132)	—	2,103
Equity in net income (loss) of affiliates and other items	303	75	212	77	88	—	755
Tax on net operating income	(236)	(8)	(186)	(140)	59	—	(511)
Adjusted net operating income	781	191	916	444	15	—	2,347
Net cost of net debt							(202)
Non-controlling interests							(75)
Adjusted net income - group share							2,070
Adjusted fully-diluted earnings per share ($)							0.84
(a) Except for earnings per share.

3rd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,484	1,097	554	243	(177)	—	5,201
Total divestments	105	33	21	29	4	—	192
Cash flow from operating activities	2,275	24	1,697	573	171	—	4,740
24

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,292	8,771	54,844	54,215	20	—	124,142
Intersegment sales	16,331	869	18,954	650	284	(37,088)	—
Excise taxes	—	—	(2,180)	(14,305)	—	—	(16,485)
Revenues from sales	22,623	9,640	71,618	40,560	304	(37,088)	107,657
Operating expenses	(10,866)	(9,443)	(67,906)	(38,780)	(802)	37,088	(90,709)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,960)	(163)	(790)	(472)	(27)	—	(10,412)
Operating income	2,797	34	2,922	1,308	(525)	—	6,536
Equity in net income (loss) of affiliates and other items	1,198	(20)	2,780	421	48	—	4,427
Tax on net operating income	(1,696)	(54)	(877)	(404)	485	—	(2,546)
Net operating income	2,299	(40)	4,825	1,325	8	—	8,417
Net cost of net debt							(848)
Non-controlling interests							41
Net income - group share							7,610

9 months 2017 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(41)	—	—	—	—	(41)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(41)	—	—	—	—	(41)
Operating expenses	(119)	(146)	(188)	(44)	(64)	—	(561)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,926)	(25)	(50)	—	—	—	(2,001)
Operating income (b)	(2,045)	(212)	(238)	(44)	(64)	—	(2,603)
Equity in net income (loss) of affiliates and other items	(216)	(94)	2,168	121	—	—	1,979
Tax on net operating income	380	13	(9)	8	22	—	414
Net operating income (b)	(1,881)	(293)	1,921	85	(42)	—	(210)
Net cost of net debt	—	—	—	—	—	—	(21)
Non-controlling interests	—	—	—	—	—	—	135
Net income - group share	—	—	—	—	—	—	(96)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	(79)	(18)	—
On net operating income	—	—	(56)	(14)	—

9 months 2017 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,292	8,812	54,844	54,215	20	—	124,183
Intersegment sales	16,331	869	18,954	650	284	(37,088)	—
Excise taxes	—	—	(2,180)	(14,305)	—	—	(16,485)
Revenues from sales	22,623	9,681	71,618	40,560	304	(37,088)	107,698
Operating expenses	(10,747)	(9,297)	(67,718)	(38,736)	(738)	37,088	(90,148)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,034)	(138)	(740)	(472)	(27)	—	(8,411)
Adjusted operating income	4,842	246	3,160	1,352	(461)	—	9,139
Equity in net income (loss) of affiliates and other items	1,414	74	612	300	48	—	2,448
Tax on net operating income	(2,076)	(67)	(868)	(412)	463	—	(2,960)
Adjusted net operating income	4,180	253	2,904	1,240	50	—	8,627
Net cost of net debt							(827)
Non-controlling interests							(94)
Adjusted net income - group share							7,706
Adjusted fully-diluted earnings per share ($)							3.02
(a) Except for earnings per share.

9 months 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,312	491	1,024	887	79	—	11,793
Total divestments	584	27	2,784	368	34	—	3,797
Cash flow from operating activities	7,633	336	4,399	1,138	198	—	13,704
25

BUSINESS SEGMENT INFORMATION

TOTAL

(unaudited)

9 months 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,563	6,449	46,555	48,897	4	—	107,468
Intersegment sales	12,572	703	14,760	487	225	(28,747)	—
Excise taxes	—	—	(2,760)	(13,650)	—	—	(16,410)
Revenues from sales	18,135	7,152	58,555	35,734	229	(28,747)	91,058
Operating expenses	(10,512)	(7,146)	(54,407)	(33,897)	(710)	28,747	(77,925)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,254)	(108)	(750)	(446)	(26)	—	(8,584)
Operating income	369	(102)	3,398	1,391	(507)	—	4,549
Equity in net income (loss) of affiliates and other items	1,350	121	617	129	289	—	2,506
Tax on net operating income	454	1	(852)	(409)	87	—	(719)
Net operating income	2,173	20	3,163	1,111	(131)	—	6,336
Net cost of net debt							(617)
Non-controlling interests							(71)
Net income - group share							5,648

9 months 2016 (adjustments) (a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(248)	—	—	—	—	(248)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(248)	—	—	—	—	(248)
Operating expenses	(691)	(15)	246	(20)	—	—	(480)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	—	(200)
Operating income (b)	(891)	(263)	246	(20)	—	—	(928)
Equity in net income (loss) of affiliates and other items	206	(76)	(61)	(20)	—	—	49
Tax on net operating income	648	52	(86)	(2)	—	—	612
Net operating income (b)	(37)	(287)	99	(42)	—	—	(267)
Net cost of net debt							(17)
Non-controlling interests							52
Net income - group share							(232)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

(b) Of which inventory valuation effect
On operating income	—	—	315	(10)	—
On net operating income	—	—	219	1	—

9 months 2016 (adjusted) (M$) (a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,563	6,697	46,555	48,897	4	—	107,716
Intersegment sales	12,572	703	14,760	487	225	(28,747)	—
Excise taxes	—	—	(2,760)	(13,650)	—	—	(16,410)
Revenues from sales	18,135	7,400	58,555	35,734	229	(28,747)	91,306
Operating expenses	(9,821)	(7,131)	(54,653)	(33,877)	(710)	28,747	(77,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,054)	(108)	(750)	(446)	(26)	—	(8,384)
Adjusted operating income	1,260	161	3,152	1,411	(507)	—	5,477
Equity in net income (loss) of affiliates and other items	1,144	197	678	149	289	—	2,457
Tax on net operating income	(194)	(51)	(766)	(407)	87	—	(1,331)
Adjusted net operating income	2,210	307	3,064	1,153	(131)	—	6,603
Net cost of net debt							(600)
Non-controlling interests							(123)
Adjusted net income - group share							5,880
Adjusted fully-diluted earnings per share ($)							2.42
(a) Except for earnings per share.

9 months 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	11,252	1,339	1,295	745	44	—	14,675
Total divestments	1,369	137	73	359	12	—	1,950
Cash flow from operating activities	4,971	(194)	2,839	1,414	473	—	9,503
26

Consolidated Financial Statements as of September 30, 2017

Adjustment items by business segment

(M$)

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2017	Inventory valuation effect	—	—	210	51	—	261
	Effect of changes in fair value	—	(14)	—	—	—	(14)
	Restructuring charges	(2)	—	—	—	—	(2)
	Asset impairment charges	(57)	—	—	—	—	(57)
	Other items	—	(32)	(44)	—	—	(76)
Total		(59)	(46)	166	51	—	112
3rd quarter 2016	Inventory valuation effect	—	—	4	(51)	—	(47)
	Effect of changes in fair value	—	(18)	—	—	—	(18)
	Restructuring charges	—	(15)	—	—	—	(15)
	Asset impairment charges	—	—	—	—	—	—
	Other items	—	(98)	—	(2)	—	(100)
Total		—	(131)	4	(53)	—	(180)
9 months 2017	Inventory valuation effect	—	—	(79)	(18)	—	(97)
	Effect of changes in fair value	—	(41)	—	—	—	(41)
	Restructuring charges	(42)	—	—	—	—	(42)
	Asset impairment charges	(1,926)	(25)	(50)	—	—	(2,001)
	Other items	(77)	(146)	(109)	(26)	(64)	(422)
Total		(2,045)	(212)	(238)	(44)	(64)	(2,603)
9 months 2016	Inventory valuation effect	—	—	315	(10)	—	305
	Effect of changes in fair value	—	(21)	—	—	—	(21)
	Restructuring charges	(19)	(15)	—	—	—	(34)
	Asset impairment charges	(200)	—	—	—	—	(200)
	Other items	(672)	(227)	(69)	(10)	—	(978)
Total		(891)	(263)	246	(20)	—	(928)

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2017	Inventory valuation effect	—	—	154	29	—	183
	Effect of changes in fair value	—	(10)	—	—	—	(10)
	Restructuring charges	—	(2)	—	—	—	(2)
	Asset impairment charges	(56)	(18)	—	—	—	(74)
	Gains (losses) on disposals of assets	—	—	—	—	—	—
	Other items	—	(11)	(28)	(8)	—	(47)
Total		(56)	(41)	126	21	—	50
3rd quarter 2016	Inventory valuation effect	—	—	22	(27)	—	(5)
	Effect of changes in fair value	—	(13)	—	—	—	(13)
	Restructuring charges	—	(18)	—	—	—	(18)
	Asset impairment charges	—	(33)	—	—	—	(33)
	Gains (losses) on disposals of assets	(32)	—	—	—	—	(32)
	Other items	84	(75)	(12)	(12)	—	(15)
Total		52	(139)	10	(39)	—	(116)
9 months 2017	Inventory valuation effect	—	—	(56)	(16)	—	(72)
	Effect of changes in fair value	—	(29)	—	—	—	(29)
	Restructuring charges	(12)	(10)	(39)	—	—	(61)
	Asset impairment charges	(1,697)	(77)	(50)	—	—	(1,824)
	Gains (losses) on disposals of assets	—	—	2,139	125	—	2,264
	Other items	(144)	(89)	(73)	(26)	(42)	(374)
Total		(1,853)	(205)	1,921	83	(42)	(96)
9 months 2016	Inventory valuation effect	—	—	219	(2)	—	217
	Effect of changes in fair value	—	(15)	—	—	—	(15)
	Restructuring charges	(4)	(18)	—	—	—	(22)
	Asset impairment charges	(129)	(33)	(49)	—	—	(211)
	Gains (losses) on disposals of assets	326	—	—	(14)	—	312
	Other items	(230)	(184)	(71)	(28)	—	(513)
Total		(37)	(250)	99	(44)	—	(232)
27

Reconciliation of the information by business segment
with consolidated financial statements

TOTAL

(unaudited)

3rd quarter 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	43,058	(14)	43,044
Excise taxes	(5,962)	—	(5,962)
Revenues from sales	37,096	(14)	37,082
Purchases, net of inventory variation	(24,585)	218	(24,367)
Other operating expenses	(6,073)	(35)	(6,108)
Exploration costs	(181)	—	(181)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,978)	(57)	(3,035)
Other income	238	166	404
Other expense	(65)	(2)	(67)
Financial interest on debt	(361)	(7)	(368)
Financial income and expense from cash & cash equivalents	(45)	—	(45)
Cost of net debt	(406)	(7)	(413)
Other financial income	204	—	204
Other financial expense	(164)	—	(164)
Equity in net income (loss) of affiliates	674	(174)	500
Income taxes	(1,032)	(60)	(1,092)
Consolidated net income	2,728	35	2,763
Group share	2,674	50	2,724
Non-controlling interests	54	(15)	39

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	37,528	(116)	37,412
Excise taxes	(5,587)	—	(5,587)
Revenues from sales	31,941	(116)	31,825
Purchases, net of inventory variation	(21,176)	(47)	(21,223)
Other operating expenses	(5,452)	(17)	(5,469)
Exploration costs	(274)	—	(274)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,936)	—	(2,936)
Other income	284	6	290
Other expense	(155)	(196)	(351)
Financial interest on debt	(262)	(6)	(268)
Financial income and expense from cash & cash equivalents	(5)	—	(5)
Cost of net debt	(267)	(6)	(273)
Other financial income	265	—	265
Other financial expense	(154)	—	(154)
Equity in net income (loss) of affiliates	515	16	531
Income taxes	(446)	195	(251)
Consolidated net income	2,145	(165)	1,980
Group share	2,070	(116)	1,954
Non-controlling interests	75	(49)	26

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
28

Reconciliation of the information by business segment
with consolidated financial statements

TOTAL

(unaudited)

9 months 2017 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	124,183	(41)	124,142
Excise taxes	(16,485)	—	(16,485)
Revenues from sales	107,698	(41)	107,657
Purchases, net of inventory variation	(71,514)	(238)	(71,752)
Other operating expenses	(18,057)	(323)	(18,380)
Exploration costs	(577)	—	(577)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,411)	(2,001)	(10,412)
Other income	552	2,747	3,299
Other expense	(181)	(283)	(464)
Financial interest on debt	(1,023)	(21)	(1,044)
Financial income and expense from cash & cash equivalents	(93)	—	(93)
Cost of net debt	(1,116)	(21)	(1,137)
Other financial income	717	—	717
Other financial expense	(483)	—	(483)
Equity in net income (loss) of affiliates	1,843	(485)	1,358
Income taxes	(2,671)	414	(2,257)
Consolidated net income	7,800	(231)	7,569
Group share	7,706	(96)	7,610
Non-controlling interests	94	(135)	(41)

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2016 (M$)	Adjusted	Adjustments (a)	Consolidated statement of income
Sales	107,716	(248)	107,468
Excise taxes	(16,410)	—	(16,410)
Revenues from sales	91,306	(248)	91,058
Purchases, net of inventory variation	(59,663)	253	(59,410)
Other operating expenses	(17,128)	(383)	(17,511)
Exploration costs	(654)	(350)	(1,004)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,384)	(200)	(8,584)
Other income	627	335	962
Other expense	(274)	(280)	(554)
Financial interest on debt	(792)	(17)	(809)
Financial income and expense from cash & cash equivalents	6	—	6
Cost of net debt	(786)	(17)	(803)
Other financial income	768	—	768
Other financial expense	(475)	—	(475)
Equity in net income (loss) of affiliates	1,811	(6)	1,805
Income taxes	(1,145)	612	(533)
Consolidated net income	6,003	(284)	5,719
Group share	5,880	(232)	5,648
Non-controlling interests	123	(52)	71

(a)	Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
29

TOTAL

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

FOR THE FIRST NINE MONTHS OF 2017

(unaudited)

1) Accounting policies

The interim consolidated financial statements of TOTAL S.A. and its subsidiaries (the Group) as of September 30, 2017 are presented in U.S. dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 “Interim Financial Reporting”.

The accounting policies applied for the consolidated financial statements as of September 30, 2017 do not differ significantly from those applied for the consolidated financial statements as of December 31, 2016 which have been prepared on the basis of IFRS (International Financial Reporting Standards) as adopted by the European Union and IFRS as issued by the IASB (International Accounting Standards Board). New texts or amendments which were mandatory for the periods beginning on or after January 1, 2017 did not have a material impact on the Group’s consolidated financial statements as of September 30, 2017.

As for accounting standards applicable for annual periods starting from January 1, 2018:

•	As indicated in the December 31, 2016 Notes to the Consolidated Financial Statements, the expected impacts of the application of standard IFRS 15 “Revenue from Contracts with Customers” are not significant for the Group.
•	The impacts of the application of standard IFRS 9 “Financial Instruments” are currently under review, especially for the impairment of financial assets.

The preparation of financial statements in accordance with IFRS for the closing as of September 30, 2017 requires the executive management to make estimates, assumptions and judgments that affect the information reported in the Consolidated Financial Statements and the Notes thereto.

These estimates, assumptions and judgments are based on historical experience and other factors believed to be reasonable at the date of preparation of the financial statements. They are reviewed on an on-going basis by management and therefore could be revised as circumstances change or as a result of new information.

Different estimates, assumptions and judgments could significantly affect the information reported, and actual results may differ from the amounts included in the Consolidated Financial Statements and the Notes thereto.

The main estimates, judgments and assumptions relate to the estimation of hydrocarbon reserves in application of the successful efforts method for the oil and gas activities, the impairment of assets, the employee benefits, the asset retirement obligations and the income taxes. These estimates and assumptions are described in the Notes to the Consolidated Financial Statements as of December 31, 2016.

Furthermore, when the accounting treatment of a specific transaction is not addressed by any accounting standard or interpretation, the management applies its judgment to define and apply accounting policies that provide information consistent with the general IFRS concepts: faithful representation, relevance and materiality.

30

2) Changes in the Group structure

2.1) Main acquisitions and divestments

Gas, Renewables & Power

•	In January 2017, TOTAL acquired a 23% interest in the company Tellurian to develop an integrated gas project in the United States for an amount of $207 million.

Refining & Chemicals

•	On January 31, 2017, TOTAL closed the sale of Atotech to the Carlyle Group for an amount of $3.2 billion.

Marketing & Services

•	On March 28, 2017, TOTAL announced the closing of the acquisition of the assets of Gulf Africa Petroleum Corporation in Kenya, Uganda and Tanzania.

2.2) Divestment projects

Exploration & Production

•	In February 2017, TOTAL has signed an agreement with Perenco for the sale of interests and the transfer of operatorship in various mature assets in Gabon. The transaction is subject to the publication in the Official Journal of the decrees signed by the President of the Republic of Gabon. The assets and liabilities have been classified in the consolidated balance sheet as at September 30th, 2017 respectively in “assets classified as held for sale” for an amount of $431 million (mainly tangible assets for an amount of $356 million) and “liabilities directly associated with the assets classified as held for sale” for an amount of $352 million.
•	On September 4, 2017 TOTAL announced the sale to Kuwait Foreign Petroleum Exploration Company (KUFPEC) of its remaining 15% interest in the Gina Krog field in Norway. The assets and liabilities have been classified in the consolidated balance sheet as at September 30th, 2017 respectively in “assets classified as held for sale” for an amount of $564 million (mainly tangible assets for an amount of $525 million) and “liabilities directly associated with the assets classified as held for sale” for an amount of $169 million.
31

3) Adjustment items

Description of the business segments

Financial information by business segment is reported in accordance with the internal reporting system and shows internal segment information that is used to manage and measure the performance of TOTAL and which is reviewed by the main operational decision-making body of the Group, namely the Executive Committee.

Total has put in place a new organization fully effective since January 1, 2017, structured around four business segments following the creation of the Gas, Renewables & Power segment, alongside the Exploration & Production, Refining & Chemicals and Marketing & Services segments.

Certain figures for the year 2016 have been restated in order to reflect the new organization with four business segments.

Adjustment items

Performance indicators excluding the adjustment items, such as adjusted operating income, adjusted net operating income, and adjusted net income are meant to facilitate the analysis of the financial performance and the comparison of income between periods.

Adjustment items include:

(i)	Special items

Due to their unusual nature or particular significance, certain transactions qualified as “special items” are excluded from the business segment figures. In general, special items relate to transactions that are significant, infrequent or unusual. However, in certain instances, transactions such as restructuring costs or assets disposals, which are not considered to be representative of the normal course of business, may be qualified as special items although they may have occurred within prior years or are likely to occur again within the coming years.

(ii) The inventory valuation effect

The adjusted results of the Refining & Chemicals and Marketing & Services segments are presented according to the replacement cost method. This method is used to assess the segments’ performance and facilitate the comparability of the segments’ performance with those of its competitors.

In the replacement cost method, which approximates the LIFO (Last-In, First-Out) method, the variation of inventory values in the statement of income is, depending on the nature of the inventory, determined using either the month-end prices differential between one period and another or the average prices of the period rather than the historical value. The inventory valuation effect is the difference between the results according to the FIFO (First-In, First-Out) and the replacement cost.

(iii) Effect of changes in fair value

The effect of changes in fair value presented as adjustment items reflects for some transactions differences between internal measure of performance used by TOTAL’s management and the accounting for these transactions under IFRS.

IFRS requires that trading inventories be recorded at their fair value using period end spot prices. In order to best reflect the management of economic exposure through derivative transactions, internal indicators used to measure performance include valuations of trading inventories based on forward prices.

Furthermore, TOTAL, in its trading activities, enters into storage contracts, which future effects are recorded at fair value in Group’s internal economic performance. IFRS precludes recognition of this fair value effect.

The adjusted results (adjusted operating income, adjusted net operating income, adjusted net income) are defined as replacement cost results, adjusted for special items and the effect of changes in fair value.

The detail of the adjustment items is presented in the table below.

32

ADJUSTMENTS TO OPERATING INCOME

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2017	Inventory valuation effect	—	—	210	51	—	261
	Effect of changes in fair value	—	(14)	—	—	—	(14)
	Restructuring charges	(2)	—	—	—	—	(2)
	Asset impairment charges	(57)	—	—	—	—	(57)
	Other items	—	(32)	(44)	—	—	(76)
Total		(59)	(46)	166	51	—	112
3rd quarter 2016	Inventory valuation effect	—	—	4	(51)	—	(47)
	Effect of changes in fair value	—	(18)	—	—	—	(18)
	Restructuring charges	—	(15)	—	—	—	(15)
	Asset impairment charges	—	—	—	—	—	—
	Other items	—	(98)	—	(2)	—	(100)
Total		—	(131)	4	(53)	—	(180)
9 months 2017	Inventory valuation effect	—	—	(79)	(18)	—	(97)
	Effect of changes in fair value	—	(41)	—	—	—	(41)
	Restructuring charges	(42)	—	—	—	—	(42)
	Asset impairment charges	(1,926)	(25)	(50)	—	—	(2,001)
	Other items	(77)	(146)	(109)	(26)	(64)	(422)
Total		(2,045)	(212)	(238)	(44)	(64)	(2,603)
9 months 2016	Inventory valuation effect	—	—	315	(10)	—	305
	Effect of changes in fair value	—	(21)	—	—	—	(21)
	Restructuring charges	(19)	(15)	—	—	—	(34)
	Asset impairment charges	(200)	—	—	—	—	(200)
	Other items	(672)	(227)	(69)	(10)	—	(978)
Total		(891)	(263)	246	(20)	—	(928)
33

ADJUSTMENTS TO NET INCOME, GROUP SHARE

(M$)		Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Total
3rd quarter 2017	Inventory valuation effect	—	—	154	29	—	183
	Effect of changes in fair value	—	(10)	—	—	—	(10)
	Restructuring charges	—	(2)	—	—	—	(2)
	Asset impairment charges	(56)	(18)	—	—	—	(74)
Gains (losses) on disposals of assets		—	—	—	—	—	—
	Other items	—	(11)	(28)	(8)	—	(47)
Total		(56)	(41)	126	21	—	50
3rd quarter 2016	Inventory valuation effect	—	—	22	(27)	—	(5)
	Effect of changes in fair value	—	(13)	—	—	—	(13)
	Restructuring charges	—	(18)	—	—	—	(18)
	Asset impairment charges	—	(33)	—	—	—	(33)
Gains (losses) on disposals of assets		(32)	—	—	—	—	(32)
	Other items	84	(75)	(12)	(12)	—	(15)
Total		52	(139)	10	(39)	—	(116)
9 months 2017	Inventory valuation effect	—	—	(56)	(16)	—	(72)
	Effect of changes in fair value	—	(29)	—	—	—	(29)
	Restructuring charges	(12)	(10)	(39)	—	—	(61)
	Asset impairment charges	(1,697)	(77)	(50)	—	—	(1,824)
Gains (losses) on disposals of assets		—	—	2,139	125	—	2,264
	Other items	(144)	(89)	(73)	(26)	(42)	(374)
Total		(1,853)	(205)	1,921	83	(42)	(96)
9 months 2016	Inventory valuation effect	—	—	219	(2)	—	217
	Effect of changes in fair value	—	(15)	—	—	—	(15)
	Restructuring charges	(4)	(18)	—	—	—	(22)
	Asset impairment charges	(129)	(33)	(49)	—	—	(211)
Gains (losses) on disposals of assets		326	—	—	(14)	—	312
	Other items	(230)	(184)	(71)	(28)	—	(513)
Total		(37)	(250)	99	(44)	—	(232)
34

4) Shareholders’ equity

Treasury shares (TOTAL shares held by TOTAL S.A.)

As of September 30, 2017, TOTAL S.A. holds 8,378,106 of its own shares, representing 0.33% of its share capital, detailed as follows:

•	8,346,397 shares allocated to TOTAL share grant plans for Group employees; and

•	31,709 shares intended to be allocated to new TOTAL share purchase option plans or to new share grant plans.

These shares are deducted from the consolidated shareholders’ equity.

Dividend

A 2017 first interim dividend of €0.62 per share, decided by the Board of Directors on April 26, 2017 has been paid in cash or in new shares on October 12, 2017 (the ex-dividend date was September 25, 2017). The share price of new shares has been set at €41.12 per share by the Board of Directors on September 20, 2017. This price is equal to the average opening price on Euronext Paris for the 20 trading days preceding this Board of Directors meeting, reduced by the amount of the first interim dividend, with a 5% discount, rounded up to the nearest cent. On October 12, 2017, 25,633,559 shares have been issued at a price of €41.12 per share.

A 2017 second interim dividend of €0.62 per share, decided by the Board of Directors on July 26, 2017, would be paid on January 11, 2018 (the ex-dividend date will be December 19, 2017).

A 2017 third interim dividend of €0.62 per share, decided by the Board of Directors on October 26, 2017, would be paid on April 9, 2018 (the ex-dividend date will be March 19, 2018).

Earnings per share in Euro

Earnings per share in Euro, calculated from the earnings per share in U.S. dollars converted at the average Euro/USD exchange rate for the period, amounted to €0.90 per share for the 3rd quarter 2017 (€0.71 per share for the 2nd quarter 2017 and €0.71 per share for the 3rd quarter 2016). Diluted earnings per share calculated using the same method amounted to €0.90 per share for the 3rd quarter 2017 (€0.71 per share for the 2nd quarter 2017 and €0.71 per share for the 3rd quarter 2016).

Earnings per share are calculated after remuneration of perpetual subordinated notes.

35

Other comprehensive income

Detail of other comprehensive income showing items reclassified from equity to net income is presented in the table below:

(M$)	9 months 2017		9 months 2016
Actuarial gains and losses		29		(576)
Tax effect		(17)		119
Currency translation adjustment generated by the parent company		7,884		1,967
Items not potentially reclassifiable to profit and loss		7,896		1,510

Currency translation adjustment		(1,993)		(1,717)
- unrealized gain/(loss) of the period	(1,910)		(1,488)
- less gain/(loss) included in net income	83		229

Available for sale financial assets		4		1
- unrealized gain/(loss) of the period	4		1
- less gain/(loss) included in net income	—		—

Cash flow hedge		150		145
- unrealized gain/(loss) of the period	400		248
- less gain/(loss) included in net income	250		103

Share of other comprehensive income of equity affiliates, net amount		(672)		477
- unrealized gain/(loss) of the period	(680)		494
- less gain/(loss) included in net income	(8)		17

Other		—		—

Tax effect		(51)		(44)
Items potentially reclassifiable to profit and loss		(2,562)		(1,138)
Total other comprehensive income, net amount		5,334		372
36

Tax effects relating to each component of other comprehensive income are as follows:

	9 months 2017			9 months 2016
(M$)	Pre-tax amount	Tax effect	Net amount	Pre-tax amount	Tax effect	Net amount
Actuarial gains and losses	29	(17)	12	(576)	119	(457)
Currency translation adjustment generated by the parent company	7,884	—	7,884	1,967	—	1,967
Items not potentially reclassifiable to profit and loss	7,913	(17)	7,896	1,391	119	1,510
Currency translation adjustment	(1,993)	—	(1,993)	(1,717)	—	(1,717)
Available for sale financial assets	4	(1)	3	1	—	1
Cash flow hedge	150	(50)	100	145	(44)	101
Share of other comprehensive income of equity affiliates, net amount	(672)	—	(672)	477	—	477
Other	—	—	—	—	—	—
Items potentially reclassifiable to profit and loss	(2,511)	(51)	(2,562)	(1,094)	(44)	(1,138)
Total other comprehensive income	5,402	(68)	5,334	297	75	372

5) Financial debt

The Group issued bonds during the first nine months of 2017:

-	Bond 1.250% 2017-2024 (GBP 250 million)

The Group reimbursed bonds during the first nine months of 2017:

-	Bond 4.875% 2012-2017 (AUD 100 million)
-	Bond 1.500% 2012-2017 (USD 1,000 million)
-	Bond 1.000% 2014-2017 (USD 500 million)
-	Bond 4.700% 2007-2017 (EUR 300 million)
-	Bond 4.125% 2012-2017 (AUD 150 million)
-	Bond 1.550% 2012-2017 (USD 1,500 million)
-	Bond 2.250% 2012-2017 (NOK 1,450 million)

In the context of its active cash management, the Group may temporarily increase its current borrowings, particularly in the form of commercial paper. The changes in current borrowings, cash and cash equivalents and current financial assets resulting from this cash management in the quarterly financial statements are not necessarily representative of a longer-term position.

6) Related parties

The related parties are principally equity affiliates and non-consolidated investments. There were no major changes concerning transactions with related parties during the first nine months of 2017.

37

7) Other risks and contingent liabilities

TOTAL is not currently aware of any exceptional event, dispute, risks or contingent liabilities that could have a material impact on the assets and liabilities, results, financial position or operations of the Group.

Alitalia

In the Marketing & Services segment, a civil proceeding was initiated in Italy, in 2013, against TOTAL S.A. and its subsidiary Total Aviazione Italia Srl before the competent Italian civil court. The plaintiff claims against TOTAL S.A., its subsidiary and other third parties, damages that it estimates to be nearly €908 million. This proceeding follows practices that had been condemned by the Italian competition authority in 2006. The parties have exchanged preliminary findings. The existence and the assessment of the alleged damages in this procedure involving multiple defendants remain contested.

Blue Rapid and the Russian Olympic Committee – Russian regions and Interneft

Blue Rapid, a Panamanian company, and the Russian Olympic Committee filed a claim for damages with the Paris Commercial Court against Elf Aquitaine, alleging a so-called non-completion by a former subsidiary of Elf Aquitaine of a contract related to an exploration and production project in Russia negotiated in the early 1990s. Elf Aquitaine believed this claim to be unfounded and opposed it. On January 12, 2009, the Commercial Court of Paris rejected Blue Rapid’s claim against Elf Aquitaine and found that the Russian Olympic Committee did not have standing in the matter. On June 30, 2011, the Court of Appeal of Paris dismissed as inadmissible the claim of Blue Rapid and the Russian Olympic Committee against Elf Aquitaine, notably on the grounds of the contract having lapsed. The judgment of the Court of Appeal of Paris is now final and binding following two decisions issued on February 18, 2016 by the French Supreme Court to put an end to this proceeding.

In connection with the same facts, and fifteen years after the aforementioned exploration and production contract was rendered null and void (“caduc”), a Russian company, which was held not to be the contracting party to the contract, and two regions of the Russian Federation that were not even parties to the contract, launched an arbitration procedure against the aforementioned former subsidiary of Elf Aquitaine that was liquidated in 2005, claiming alleged damages of $22.4 billion. The arbitral tribunal issued its decision on June 19, 2017 and entirely dismissed this claim.

The Group has lodged a criminal complaint to denounce the fraudulent claim of which the Group believes it is a victim and, has taken and reserved its rights to take other actions and measures to defend its interests.

FERC

The Office of Enforcement of the U.S. Federal Energy Regulatory Commission (FERC) began in 2015 an investigation in connection with the natural gas trading activities in the United States of Total Gas & Power North America, Inc. (TGPNA), a U.S. subsidiary of the Group. The investigation covered transactions made by TGPNA between June 2009 and June 2012 on the natural gas market. TGPNA received a Notice of Alleged Violations from FERC on September 21, 2015. On April 28, 2016, FERC issued an order to show cause to TGPNA and two of its former employees, and to TOTAL S.A. and Total Gas & Power Ltd., regarding the same facts. TGPNA contests the claims brought against it.

A class action has been launched to seek damages from these three companies and was dismissed by a judgment of the U.S. District court of New York issued on March 15, 2017. The claimants appealed this judgment.

Yemen

Due to the security conditions in the vicinity of Balhaf, Yemen LNG, in which the Group holds a stake of 39.62%, stopped its commercial production and export of LNG in April 2015, when it declared Force Majeure to its various stakeholders. The plant is in a preservation mode.

38

8) Information by business segment

9 months 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,292	8,771	54,844	54,215	20	—	124,142
Intersegment sales	16,331	869	18,954	650	284	(37,088)	—
Excise taxes	—	—	(2,180)	(14,305)	—	—	(16,485)
Revenues from sales	22,623	9,640	71,618	40,560	304	(37,088)	107,657
Operating expenses	(10,866)	(9,443)	(67,906)	(38,780)	(802)	37,088	(90,709)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,960)	(163)	(790)	(472)	(27)	—	(10,412)
Operating income	2,797	34	2,922	1,308	(525)	—	6,536
Equity in net income (loss) of affiliates and other items	1,198	(20)	2,780	421	48	—	4,427
Tax on net operating income	(1,696)	(54)	(877)	(404)	485	—	(2,546)
Net operating income	2,299	(40)	4,825	1,325	8	—	8,417
Net cost of net debt							(848)
Non-controlling interests							41
Net income - group share							7,610

9 months 2017 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(41)	—	—	—	—	(41)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(41)	—	—	—	—	(41)
Operating expenses	(119)	(146)	(188)	(44)	(64)	—	(561)
Depreciation, depletion and impairment of tangible assets and mineral interests	(1,926)	(25)	(50)	—	—	—	(2,001)
Operating income (b)	(2,045)	(212)	(238)	(44)	(64)	—	(2,603)
Equity in net income (loss) of affiliates and other items	(216)	(94)	2,168	121	—	—	1,979
Tax on net operating income	380	13	(9)	8	22	—	414
Net operating income (b)	(1,881)	(293)	1,921	85	(42)	—	(210)
Net cost of net debt							(21)
Non-controlling interests							135
Net income - group share							(96)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect

- On operating income	—	—	(79)	(18)	—
- On net operating income	—	—	(56)	(14)	—
39

9 months 2017 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	6,292	8,812	54,844	54,215	20	—	124,183
Intersegment sales	16,331	869	18,954	650	284	(37,088)	—
Excise taxes	—	—	(2,180)	(14,305)	—	—	(16,485)
Revenues from sales	22,623	9,681	71,618	40,560	304	(37,088)	107,698
Operating expenses	(10,747)	(9,297)	(67,718)	(38,736)	(738)	37,088	(90,148)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,034)	(138)	(740)	(472)	(27)	—	(8,411)
Adjusted operating income	4,842	246	3,160	1,352	(461)	—	9,139
Equity in net income (loss) of affiliates and other items	1,414	74	612	300	48	—	2,448
Tax on net operating income	(2,076)	(67)	(868)	(412)	463	—	(2,960)
Adjusted net operating income	4,180	253	2,904	1,240	50	—	8,627
Net cost of net debt							(827)
Non-controlling interests							(94)
Adjusted net income - group share							7,706
Adjusted fully-diluted earnings per share ($)							3.02
(a) Except for earnings per share.

9 months 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	9,312	491	1,024	887	79	—	11,793
Total divestments	584	27	2,784	368	34	—	3,797
Cash flow from operating activities	7,633	336	4,399	1,138	198	—	13,704
40

9 months 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,563	6,449	46,555	48,897	4	—	107,468
Intersegment sales	12,572	703	14,760	487	225	(28,747)	—
Excise taxes	—	—	(2,760)	(13,650)	—	—	(16,410)
Revenues from sales	18,135	7,152	58,555	35,734	229	(28,747)	91,058
Operating expenses	(10,512)	(7,146)	(54,407)	(33,897)	(710)	28,747	(77,925)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,254)	(108)	(750)	(446)	(26)	—	(8,584)
Operating income	369	(102)	3,398	1,391	(507)	—	4,549
Equity in net income (loss) of affiliates and other items	1,350	121	617	129	289	—	2,506
Tax on net operating income	454	1	(852)	(409)	87	—	(719)
Net operating income	2,173	20	3,163	1,111	(131)	—	6,336
Net cost of net debt							(617)
Non-controlling interests							(71)
Net income - group share							5,648

9 months 2016 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(248)	—	—	—	—	(248)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(248)	—	—	—	—	(248)
Operating expenses	(691)	(15)	246	(20)	—	—	(480)
Depreciation, depletion and impairment of tangible assets and mineral interests	(200)	—	—	—	—	—	(200)
Operating income(b)	(891)	(263)	246	(20)	—	—	(928)
Equity in net income (loss) of affiliates and other items	206	(76)	(61)	(20)	—	—	49
Tax on net operating income	648	52	(86)	(2)	—	—	612
Net operating income(b)	(37)	(287)	99	(42)	—	—	(267)
Net cost of net debt							(17)
Non-controlling interests							52
Net income - group share							(232)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	—	315	(10)	—
- On net operating income	—	—	219	1	—
41

9 months 2016 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	5,563	6,697	46,555	48,897	4	—	107,716
Intersegment sales	12,572	703	14,760	487	225	(28,747)	—
Excise taxes	—	—	(2,760)	(13,650)	—	—	(16,410)
Revenues from sales	18,135	7,400	58,555	35,734	229	(28,747)	91,306
Operating expenses	(9,821)	(7,131)	(54,653)	(33,877)	(710)	28,747	(77,445)
Depreciation, depletion and impairment of tangible assets and mineral interests	(7,054)	(108)	(750)	(446)	(26)	—	(8,384)
Adjusted operating income	1,260	161	3,152	1,411	(507)	—	5,477
Equity in net income (loss) of affiliates and other items	1,144	197	678	149	289	—	2,457
Tax on net operating income	(194)	(51)	(766)	(407)	87	—	(1,331)
Adjusted net operating income	2,210	307	3,064	1,153	(131)	—	6,603
Net cost of net debt							(600)
Non-controlling interests							(123)
Adjusted net income - group share							5,880
Adjusted fully-diluted earnings per share ($)							2.42

(a) Except for earnings per share.

9 months 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	11,252	1,339	1,295	745	44	—	14,675
Total divestments	1,369	137	73	359	12	—	1,950
Cash flow from operating activities	4,971	(194)	2,839	1,414	473	—	9,503
42

3rd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,121	2,903	18,923	19,086	11	—	43,044
Intersegment sales	5,665	286	6,592	207	89	(12,839)	—
Excise taxes	—	—	(799)	(5,163)	—	—	(5,962)
Revenues from sales	7,786	3,189	24,716	14,130	100	(12,839)	37,082
Operating expenses	(3,632)	(3,117)	(23,110)	(13,386)	(250)	12,839	(30,656)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,548)	(51)	(258)	(170)	(8)	—	(3,035)
Operating income	1,606	21	1,348	574	(158)	—	3,391
Equity in net income (loss) of affiliates and other items	521	12	179	133	32	—	877
Tax on net operating income	(745)	7	(379)	(173)	100	—	(1,190)
Net operating income	1,382	40	1,148	534	(26)	—	3,078
Net cost of net debt							(315)
Non-controlling interests							(39)
Net income - group share							2,724

3rd quarter 2017 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(14)	—	—	—	—	(14)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(14)	—	—	—	—	(14)
Operating expenses	(2)	(32)	166	51	—	—	183
Depreciation, depletion and impairment of tangible assets and mineral interests	(57)	—	—	—	—	—	(57)
Operating income(b)	(59)	(46)	166	51	—	—	112
Equity in net income (loss) of affiliates and other items	(2)	(15)	12	(5)	—	—	(10)
Tax on net operating income	4	4	(50)	(18)	—	—	(60)
Net operating income(b)	(57)	(57)	128	28	—	—	42
Net cost of net debt							(7)
Non-controlling interests							15
Net income - group share							50

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	—	210	51	—
- On net operating income	—	—	156	36	—
43

3rd quarter 2017 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	2,121	2,917	18,923	19,086	11	—	43,058
Intersegment sales	5,665	286	6,592	207	89	(12,839)	—
Excise taxes	—	—	(799)	(5,163)	—	—	(5,962)
Revenues from sales	7,786	3,203	24,716	14,130	100	(12,839)	37,096
Operating expenses	(3,630)	(3,085)	(23,276)	(13,437)	(250)	12,839	(30,839)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,491)	(51)	(258)	(170)	(8)	—	(2,978)
Adjusted operating income	1,665	67	1,182	523	(158)	—	3,279
Equity in net income (loss) of affiliates and other items	523	27	167	138	32	—	887
Tax on net operating income	(749)	3	(329)	(155)	100	—	(1,130)
Adjusted net operating income	1,439	97	1,020	506	(26)	—	3,036
Net cost of net debt							(308)
Non-controlling interests							(54)
Adjusted net income - group share							2,674
Adjusted fully-diluted earnings per share ($)							1.04

(a) Except for earnings per share.

3rd quarter 2017 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,228	99	357	190	36	—	3,910
Total divestments	339	—	24	150	26	—	539
Cash flow from operating activities	2,633	325	662	596	147	—	4,363
44

3rd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,852	2,510	16,050	16,998	2	—	37,412
Intersegment sales	4,854	283	5,072	147	74	(10,430)	—
Excise taxes	—	—	(875)	(4,712)	—	—	(5,587)
Revenues from sales	6,706	2,793	20,247	12,433	76	(10,430)	31,825
Operating expenses	(3,513)	(2,754)	(19,102)	(11,829)	(198)	10,430	(26,966)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,479)	(46)	(251)	(150)	(10)	—	(2,936)
Operating income	714	(7)	894	454	(132)	—	1,923
Equity in net income (loss) of affiliates and other items	180	7	228	78	88	—	581
Tax on net operating income	(61)	17	(197)	(134)	59	—	(316)
Net operating income	833	17	925	398	15	—	2,188
Net cost of net debt							(208)
Non-controlling interests							(26)
Net income - group share							1,954

3rd quarter 2016 (adjustments)(a) (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	—	(116)	—	—	—	—	(116)
Intersegment sales	—	—	—	—	—	—	—
Excise taxes	—	—	—	—	—	—	—
Revenues from sales	—	(116)	—	—	—	—	(116)
Operating expenses	—	(15)	4	(53)	—	—	(64)
Depreciation, depletion and impairment of tangible assets and mineral interests	—	—	—	—	—	—	—
Operating income(b)	—	(131)	4	(53)	—	—	(180)
Equity in net income (loss) of affiliates and other items	(123)	(68)	16	1	—	—	(174)
Tax on net operating income	175	25	(11)	6	—	—	195
Net operating income(b)	52	(174)	9	(46)	—	—	(159)
Net cost of net debt							(6)
Non-controlling interests							49
Net income - group share							(116)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.
(b) Of which inventory valuation effect
- On operating income	—	—	4	(51)	—
- On net operating income	—	—	21	(33)	—
45

3rd quarter 2016 (adjusted) (M$)(a)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Non-Group sales	1,852	2,626	16,050	16,998	2	—	37,528
Intersegment sales	4,854	283	5,072	147	74	(10,430)	—
Excise taxes	—	—	(875)	(4,712)	—	—	(5,587)
Revenues from sales	6,706	2,909	20,247	12,433	76	(10,430)	31,941
Operating expenses	(3,513)	(2,739)	(19,106)	(11,776)	(198)	10,430	(26,902)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,479)	(46)	(251)	(150)	(10)	—	(2,936)
Adjusted operating income	714	124	890	507	(132)	—	2,103
Equity in net income (loss) of affiliates and other items	303	75	212	77	88	—	755
Tax on net operating income	(236)	(8)	(186)	(140)	59	—	(511)
Adjusted net operating income	781	191	916	444	15	—	2,347
Net cost of net debt							(202)
Non-controlling interests							(75)
Adjusted net income - group share							2,070
Adjusted fully-diluted earnings per share ($)							0.84

(a) Except for earnings per share.

3rd quarter 2016 (M$)	Exploration & Production	Gas, Renewables & Power	Refining & Chemicals	Marketing & Services	Corporate	Intercompany	Total
Total expenditures	3,484	1,097	554	243	(177)	—	5,201
Total divestments	105	33	21	29	4	—	192
Cash flow from operating activities	2,275	24	1,697	573	171	—	4,740
46

9) Reconciliation of the information by business segment with consolidated financial statements

9 months 2017 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	124,183	(41)	124,142
Excise taxes	(16,485)	—	(16,485)
Revenues from sales	107,698	(41)	107,657
Purchases net of inventory variation	(71,514)	(238)	(71,752)
Other operating expenses	(18,057)	(323)	(18,380)
Exploration costs	(577)	—	(577)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,411)	(2,001)	(10,412)
Other income	552	2,747	3,299
Other expense	(181)	(283)	(464)
Financial interest on debt	(1,023)	(21)	(1,044)
Financial income and expense from cash & cash equivalents	(93)	—	(93)
Cost of net debt	(1,116)	(21)	(1,137)
Other financial income	717	—	717
Other financial expense	(483)	—	(483)
Equity in net income (loss) of affiliates	1,843	(485)	1,358
Income taxes	(2,671)	414	(2,257)
Consolidated net income	7,800	(231)	7,569
Group share	7,706	(96)	7,610
Non-controlling interests	94	(135)	(41)

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

9 months 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	107,716	(248)	107,468
Excise taxes	(16,410)	—	(16,410)
Revenues from sales	91,306	(248)	91,058
Purchases net of inventory variation	(59,663)	253	(59,410)
Other operating expenses	(17,128)	(383)	(17,511)
Exploration costs	(654)	(350)	(1,004)
Depreciation, depletion and impairment of tangible assets and mineral interests	(8,384)	(200)	(8,584)
Other income	627	335	962
Other expense	(274)	(280)	(554)
Financial interest on debt	(792)	(17)	(809)
Financial income and expense from cash & cash equivalents	6	—	6
Cost of net debt	(786)	(17)	(803)
Other financial income	768	—	768
Other financial expense	(475)	—	(475)
Equity in net income (loss) of affiliates	1,811	(6)	1,805
Income taxes	(1,145)	612	(533)
Consolidated net income	6,003	(284)	5,719
Group share	5,880	(232)	5,648
Non-controlling interests	123	(52)	71

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

47

3rd quarter 2017 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	43,058	(14)	43,044
Excise taxes	(5,962)	—	(5,962)
Revenues from sales	37,096	(14)	37,082
Purchases net of inventory variation	(24,585)	218	(24,367)
Other operating expenses	(6,073)	(35)	(6,108)
Exploration costs	(181)	—	(181)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,978)	(57)	(3,035)
Other income	238	166	404
Other expense	(65)	(2)	(67)
Financial interest on debt	(361)	(7)	(368)
Financial income and expense from cash & cash equivalents	(45)	—	(45)
Cost of net debt	(406)	(7)	(413)
Other financial income	204	—	204
Other financial expense	(164)	—	(164)
Equity in net income (loss) of affiliates	674	(174)	500
Income taxes	(1,032)	(60)	(1,092)
Consolidated net income	2,728	35	2,763
Group share	2,674	50	2,724
Non-controlling interests	54	(15)	39

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

3rd quarter 2016 (M$)	Adjusted	Adjustments(a)	Consolidated statement of income
Sales	37,528	(116)	37,412
Excise taxes	(5,587)	—	(5,587)
Revenues from sales	31,941	(116)	31,825
Purchases net of inventory variation	(21,176)	(47)	(21,223)
Other operating expenses	(5,452)	(17)	(5,469)
Exploration costs	(274)	—	(274)
Depreciation, depletion and impairment of tangible assets and mineral interests	(2,936)	—	(2,936)
Other income	284	6	290
Other expense	(155)	(196)	(351)
Financial interest on debt	(262)	(6)	(268)
Financial income and expense from cash & cash equivalents	(5)	—	(5)
Cost of net debt	(267)	(6)	(273)
Other financial income	265	—	265
Other financial expense	(154)	—	(154)
Equity in net income (loss) of affiliates	515	16	531
Income taxes	(446)	195	(251)
Consolidated net income	2,145	(165)	1,980
Group share	2,070	(116)	1,954
Non-controlling interests	75	(49)	26

(a) Adjustments include special items, inventory valuation effect and the effect of changes in fair value.

48

10) Post-closing and other events

On October 6, 2017 the French Constitutional Council declared unconstitutional the 3% additional contribution to income tax in France on distributed amounts.

The Group will draw the accounting consequences of this decision in the fourth quarter of 2017.

49